AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 2004

REGISTRATION NO.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVATECH SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	7372	84-1035353
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11400 A Cronridge Drive

Owings Mills, Maryland 21117

(410) 581-8080

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

DONALD (“SCOTTY”) WALSH

CHIEF EXECUTIVE OFFICER

11400 A CRONRIDGE DRIVE

OWINGS MILLS, MARYLAND 21117

(410) 581-8080

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent for Service)

COPY TO:

Christopher Olander

Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street

27th Floor

Baltimore, Maryland 21202

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Common Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

common stock, $0.01 par value per share	4,688,020	$0.42(1)	$1,968,968(1)	$249.47

(1)	Estimated solely for purposes of calculating the registration fee under Rule 457(c) and (g) under the Securities Act of 1933. The proposed maximum offering price per share is based on the weighted average of the bid price and the ask price of the Registrant’s common stock on April 1, 2004 of $0.42 per share of registrant’s common stock reported on the OTC Bulletin Board on April 1, 2004.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 6, 2004

PROSPECTUS

AVATECH SOLUTIONS, INC.

4,688,020 SHARES OF COMMON STOCK

Up to 4,688,020 shares of common stock covered by this Prospectus are being offered for sale by selling stockholders of Avatech, from time to time, at market prices prevailing at the time of the sale, at fixed prices in privately negotiated transactions, or otherwise. We are registering these shares to satisfy registration rights of the selling stockholders. We will receive none of the proceeds of the sale of these shares. The selling stockholders will receive all sale proceeds.

California residents who desire to purchase securities that are being offered for sale by selling stockholders of Avatech and which are otherwise covered by this prospectus must meet any of the following criteria in order to qualify to purchase such securities: (i) a net worth of at least $75,000 and had a minimum gross revenue of $50,000 during each the previous tax year and the current tax year; or (ii) a net worth of $150,000, provided that in either case the investment shall not exceed 10% of the net worth of the investor; or (iii) any investor who has not purchased more than $2,500 of Avatech’s securities in the 12 month period preceding the proposed sale, which includes any shares that are covered by this Prospectus. If Avatech’s transfer agent receives a request by a California resident to transfer title to securities covered by this Prospectus following the purchase thereof, it will not effectuate the transfer of title unless and until the California purchaser provides a letter to the transfer agent certifying with specificity that the prospective purchaser meets at least one of the criteria set forth above.

You should read this Prospectus and any supplement carefully before you invest.

Our common stock is traded on the OTC Bulletin Board under the symbol “AVSO.OB.” The last sale price on April 1, 2004 was $0.45 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY

BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE

ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE

CONTRARY IS A CRIMINAL OFFENSE.

The Date of this Prospectus is

- i -

PROSPECTUS SUMMARY

This summary highlights selected information from this Prospectus and may not contain all of the information that is important to you. To understand the terms of the securities we are offering, you should carefully read this document with any attached Prospectus supplement. You should also read the documents to which we have referred you in “Where You Can Find More Information” below for additional information about our company and our financial statements.

Our Business

Avatech Solutions, Inc. was formed as a Delaware corporation on September 9, 1996. In November 2002, Avatech Solutions completed a merger with PlanetCAD, Inc, and began trading on the OTC Bulletin Board under the symbol AVSO.OB. In the fourth quarter of our fiscal year ended June 30, 2003 and the first quarter of fiscal year 2004, we restructured the business to eliminate certain unprofitable operating segments, including the acquired PlanetCAD operations and four reseller locations.

We are a leading provider of design automation and data management solutions for the manufacturing, building design, engineering, and total infrastructure and facilities management markets. We specialize in software resales and customization, technical support, training, and consulting aimed at improving design and documentation efficiencies and the seamless integration of workflow processes. Our sales are to corporations, government agencies, and educational institutions worldwide. We focus on three categories of products, Design Automation, Product Lifecycle Management (PLM) and Facilities Management (FM).

We differentiate ourselves from traditional product resellers through the wide range of value-added services we can provide as part of an overall business solutions engagement, primarily training, technical support, and professional services. We also provide software customization, data migration, computer aided design standards consulting, workflow analysis, and implementation assistance for complex software products. We often bundle our services with the associated software products that support them, and, except in the FM market, we provide services with our own application engineers and programmers. Our strategic focus is in responding to our customers’ requests for interoperability and providing solutions that address broad, enterprise-wide initiatives.

Design Automation. More than 90% of our total revenue arises from the resale of design automation software developed by Autodesk, Inc (Autodesk) for the building design and land development, manufacturing, utilities, and telecommunications industries, and the delivery of related services from the sales of these products. In addition to our Autodesk offerings, we also provide other products to our design automation customers, such as electronic document management software from Cyco Software, Inc. and Proof Positive, a quality assurance solution and SCS|Envoy™ technology for supply chain engineering data exchange, each of which we also develop and support.

In the design automation market, we focus on providing enterprise solutions to small- and medium-sized businesses with under one billion dollars of annual revenue, to departments of the largest companies in the United States, and to divisions of federal, state, and local government. Our call center in Tampa, Florida offers prepackaged design automation software on an order-fulfillment basis, primarily to small companies with less than fifty million dollars of annual revenue.

Our design automation solutions include a variety of services to assist our customers in maximizing the benefits from these software applications. These services include training, technical support, and professional services. We provide end-user and corporate technical support services through our National Support Center (NSC) located in Omaha, Nebraska. We offer training courses in over thirty different subjects related to various software solutions offered at nineteen training facilities and through mobile labs that we can send to a customer site. We can also provide training services that are highly tailored to meet the needs of a particular customer. Our professional services include project-focused offerings such as software customization, data migration, computer aided design standards consulting, supplemental staffing for design work, drawing digitization, and symbol library development.

Product Lifecycle Management. We recently have begun to provide rapidly implemented, scalable, tailored and uniquely cost-effective product lifecycle management (PLM) solutions designed to offer streamlined data management, improved workflow, and comprehensive collaboration to help companies optimize business processes, shorten the time-to-market, increase innovation, and reduce costs. PLM software significantly enhances manufacturing efficiencies and permits manufacturers to manage products through their active lifecycles. We provide these solutions as part of an enterprise solution for existing and new small- and medium-sized business customers.

We are a Dassault Systèmes Business Partner and authorized to sell Dassault’s SmarTeam PLM solution throughout North America. We believe that PLM software and services represents a significant opportunity for future growth. Our arrangement with Dassault not only provides us with a potentially significant new product line, but also allows us to expand our higher margin services business and significantly increase the average size of sales transactions. According to AMR Research, the PLM software market was two billion dollars in 2001 and will grow to nearly eight billion dollars by 2006. We believe that our arrangement with Dassault provides us with important product diversity consistent with our new strategy of increased investment in people and diversification of product and service offerings.

Facilities Management. In the fourth quarter of our fiscal year ended June 30, 2003, we began to sell, customize, and implement facilities management solutions through a small team of dedicated salespeople and a network of strategic partners to the homeland security, total infrastructure and facilities management markets. Facilities management applications enable facility managers and physical plant staff to efficiently operate and utilize all aspects of a facility’s operational systems (heating, cooling, power, communications, security, etc.) including its internal and external space and infrastructure. Geographic Information Systems (GIS) software permits users to link together disparate data files (maps, aerial photos, tax records, marketing data, etc.) and provide the user with a unified image and knowledge base of a specific geographic location or building location. When integrated with Internet browsers and document management tools into a facilities management solution, users gain substantial knowledge about their buildings, their neighborhoods, and their documents, providing increased effectiveness and cost containment.

New technology based on powerful desktop computer hardware has enabled software developers to offer products that are easier to use and less expensive than the previous applications, thus expanding the volume of purchases, installation, and level of usage from the traditional civil engineering, utilities, public works, and transportation logistics markets and into the emergency services and Homeland Security segments.

Risk Factors

Purchasers of our common stock should consider carefully, in addition to the other information contain in or incorporated by reference into this Prospectus or any supplement, the risk factors set forth in the Risk Factors section beginning on page 3.

Use of Proceeds

We will not receive any proceeds from the sale of our common stock under this Prospectus by the selling stockholders identified under “Selling Stockholders.”

Plan of Distribution

The selling stockholders will sell shares covered by this Prospectus in open-market transactions effectuated on the OTC Bulletin Board or in privately negotiated transactions. Shares issued to stockholders of companies we acquire, by merger or otherwise, will be issued in private, negotiated merger or other form of acquisition transaction. We have no current plans, proposals or arrangements to enter into any specific merger or acquisition transactions.

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE DETERMINING WHETHER OR NOT TO INVEST IN SHARES OF OUR COMMON STOCK.

RISK FACTORS RELATING TO OUR BUSINESS GENERALLY:

We have a history of significant losses and may never achieve profitability.

In five fiscal years of operation, we have reported a net profit only in the fiscal year ended June 30, 2001. We have recently revised our sales strategy to attain profitability, but we may never become profitable. Even if we do achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

We have a limited operating history, which makes it difficult to evaluate our business and prospects.

We began operations in 1997, with the merger of four founding companies. Since that time, we have acquired ten additional companies, all of which haven been operating together for less than four years. Management has worked to successfully integrate these businesses and their disparate operations, employees and management structures and personnel. The limited history and continuing evolution of our operations makes it difficult to evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. If we fail to address these risks and uncertainties, we may be unable to grow our business, increase our revenue, or become profitable.

Our reliance on the sale of a single software vendor’s products could decrease our revenues and our profitability.

We derive over 90% of our net revenues from the sale and integration of Autodesk products and from providing upgrades and related services for those products. As such, if sales of Autodesk products and upgrades decrease, our revenues will decrease, which will adversely affect our profitability.

If our relationship with Autodesk is not renewed each year, our revenues would significantly decrease and such decrease would jeopardize our viability.

Our continued growth and future success are largely dependent upon maintaining our relationship with Autodesk. While our current relationship with Autodesk is amicable, there can be no assurance that this relationship will continue. Under the terms of the Autodesk Channel Partner Agreement, this relationship must be renewed each year. Because over 90% of our revenues are attributable to the resale of Autodesk products and related services, Autodesk’s failure to renew its relationship with us would significantly decrease our sales, revenues and overall financial condition, and would jeopardize our viability.

Failure of PLM software products and services to gain general market acceptance would damage our business since we expect to devote substantial resources to the implementation of a diversification strategy involving PLM software products.

Although we believe that PLM software products and services represent a substantial new growth market, because of the way PLM radically enhances manufacturers’ ability to bring quality products to market and enhance and manage them throughout their active lifecycle, there can be no assurance that PLM will gain widespread acceptance in the manufacturing sector or that, if it does, we will have the resources, financial and otherwise, to capitalize on the growing PLM market due to limited financial resources, competition, and other factors.

Our PLM distributor relationship with Dassault Systèmes Corp. requires us to devote resources to market and sell a product that may not generate substantial revenue.

We have entered into a distribution arrangement with Dassault Systèmes Corp. and have become a certified distributor of Dassault’s PLM products. We intend to dedicate personnel and other resources to marketing and selling these products. If PLM products generally, or Dassault’s PLM products specifically, do not gain acceptance in the manufacturing sector, we may not generate sufficient revenues to offset our costs.

Our future success depends upon our ability to hire key personnel.

Our operations are dependent upon the efforts of senior management and highly skilled employees. We will likely also be dependent on the senior management of companies that may be acquired in the future. The loss of key employees or the inability to recruit new employees would negatively impact our business. In addition, we may experience increased compensation costs to attract and retain skilled personnel.

Competition in the design automation software market may reduce our net revenues and profits.

The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capacity at progressively lower prices contributes to the ease of competitive market entry. The design automation software market in particular is fairly mature and characterized by vigorous competition in each of the vertical markets in which we compete, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of our competitors have greater financial, technical, sales and marketing, and other resources. Furthermore, the availability of third-party application software is a competitive factor within the computer aided design market. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced net revenues and profit margins, and loss of market share, any of which would likely harm our business.

Our inability to compete with competitors with superior resources may cause our revenues and stock price to decline significantly.

The markets for our products and services are highly competitive, rapidly changing, and subject to constant technological innovation. Participants in these markets face constant pressure to accelerate the release of new products, enhance existing products, introduce new product features, and reduce prices. Most of our competitors or potential competitors have significantly greater financial, managerial, technical, and marketing resources than we do. Accordingly, we may be unable to compete effectively in our markets and as a result, our revenues and stock price may decline significantly.

Our products may contain undetected errors that could harm our sales and revenue and result in increased operating expenses and liabilities.

Our business depends on complex computer software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect new or current products and services or enhancements until after they are deployed. If we market products and services that contain errors or that do not function properly, we may experience negative publicity, loss of or delay in market acceptance, or claims against us by customers, any of which could harm our current and future sales or result in expenses and liabilities that could reduce our operating results and adversely affect our financial condition and the market for our common stock. In the past, we have discovered software errors in some new products and enhancements after their introduction, and we may find errors in current or future new products or releases after commencement of commercial use.

We may inadvertently infringe on third party proprietary rights, which could result in costly litigation, reduced sales and revenue and a decline in the price of our stock.

We may be subject to claims alleging that we have infringed third party proprietary rights. Litigating such claims, whether meritorious or not, is costly. The expenditure of such costs, and the accompanying diversion of management time to such litigation, may cause a decrease in attention to sales and product development and a corresponding decrease in revenue. These claims might require us to enter into royalty or license agreements with terms unfavorable to us. If we were found to have infringed upon the proprietary rights of third parties, we could be required to pay damages, cease sales of the infringing products, or redesign or discontinue such products, any of which could materially reduce our sales and revenue and cause a decline in the market price for our common stock.

RISK FACTORS RELATING TO OUR CAPITAL STRUCTURE:

The high volatility of our stock price could materially and adversely affect the price of our stock.

The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our stock price may include:

•	fluctuations in sales or operating results;

•	announcements of technological innovations or new software standards by us or our competitors;

•	published reports of securities analysts;

•	developments in patent or other proprietary rights;

•	changes in our relationships with development partners and other strategic alliance partners; and

•	general market conditions, especially regarding the general performance of comparable technology stocks.

Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

The conversion of our Series D Convertible Preferred Stock and the exercise of a substantial number of warrants would increase the amount of our common stock in the trading market, which could substantially affect the market price of our common stock.

Between November 19, 2003 and December 31, 2003, we sold units consisting of one share of Series D Convertible Preferred Stock, then convertible into two shares of common stock, and a warrant to purchase a single share of common stock for $0.45. If these units are fully converted into common stock, the holders of these units will own 31.3% of our outstanding common stock. In the event of the exercise of a substantial number of warrants or the conversion of a substantial number of shares of Series D Convertible Preferred Stock, the resulting increase in the amount of our common stock in the trading market could substantially affect the market price of our common stock.

If we are unable to raise additional capital on favorable terms, our ability to fund growth and otherwise operate our business will be significantly limited.

We need to raise additional capital to fund operating losses, develop and enhance our services and products, fund expansion, respond to competitive pressures, or acquire complementary businesses or technologies. We may not be able to raise additional financing on favorable terms, if at all. Our agreements with our lenders restrict the types of capital we can raise without the consent of our lenders. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and the securities issued may have rights, preferences, or privileges senior to those of our common stock. If we cannot raise adequate funds on acceptable terms, our ability to fund growth, take advantage of business opportunities, develop or enhance services or products, or otherwise respond to competitive pressures will be significantly limited. Insufficient funds may require us to scale-back or eliminate some or all of our plans for growth. In addition, if we cannot raise additional capital, we will continue to experience working capital deficits that could have a materially adverse effect on our operations in future periods.

Our business depends on our continued access to bank financing.

We rely, to a material extent, on the continued existence of our line of credit facility with a financial institution to provide us with working capital. Our agreement with our lender allows us to borrow up to $2.0 million, limited to 75% of eligible accounts receivable. As of April 2, 2004, we had approximately $1.8 million outstanding under the line of credit and approximately $200,000 available for additional borrowing. The line of credit expires on September 11, 2006, and is payable within 60 days of demand by the lender. Should our lender exercise the 60-day demand provision, we cannot guarantee that we will be able to find alternative financing on acceptable terms.

The terms of our indebtedness imposes significant restrictions on our ability to raise capital.

Our existing outstanding indebtedness restricts our ability to, among other things:

•	incur additional debt;

•	repay other debt;

•	pay dividends;

•	make certain investments, mergers or acquisitions;

Failure to meet any of these covenants could result in an event of default under our credit facility. If an event of default occurs, our lenders may take one or more of the following actions:

•	increase our borrowing costs;

•	restrict our ability to obtain additional borrowings;

•	accelerate all amounts outstanding; or

•	enforce their interests against collateral pledged.

If our lender accelerates our debt payments, our assets may not be sufficient to fully repay the debt.

In addition, we cannot declare dividends or incur additional debt without the written approval from our lenders, which could significantly restrict our ability to raise additional capital. Our ability to receive the necessary approvals is largely dependent upon our relationship with our lenders and our performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future. Our inability to raise additional capital could lead to working capital deficits that could have a materially adverse effect on our operations in future periods.

We may not be able to successfully expand through strategic acquisitions, which could decrease our profitability.

A key element of our strategy is to pursue strategic acquisitions that either expand or complement our business, in order to increase revenues. We may not be able to identify additional attractive acquisition candidates on terms favorable to us or in a timely manner. We may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to us, if at all. Moreover, we may not be able to successfully integrate any acquired businesses into our business or to operate any acquired businesses profitably. Each of these factors may contribute to our inability to successfully expand through strategic acquisitions, which could ultimately result in increased costs without a corresponding increase in revenues, which would result in decreased profitability.

Our inability to efficiently complete or integrate future strategic acquisitions may divert management resources away from business operations and cause greater expenses and decreased revenues and sales.

We may find it necessary or desirable to acquire additional complementary businesses, products or technologies. Integrating product acquisitions and completing any future acquisitions could cause significant diversions of management time and resources. Managing acquired businesses entails numerous operational and financial risks. These risks include difficulty in assimilating acquired operations, diversion of management’s attention, and the potential loss of key employees or customers of acquired operations. We may not be able to effectively integrate any such acquisitions, and our failure to do so could result in significant expenses and lost revenue.

Our certificate of incorporation and bylaws could delay or prevent the acquisition or sale of our company and prevent our shareholders from receiving any potential benefit from an offer to acquire us.

Our charter and bylaws, resulting from our merger with PlanetCAD, as well as the General Corporation Law of the State of Delaware, may deter, discourage, or make more difficult a change in control, even if such a change in control would benefit our shareholders. As a result, shareholders may be unable to receive any economic or other benefit contained in any proposal. In particular, the board of directors may issue preferred stock having such designations, rights, and preferences as they determine; only shareholders owning not less than two-thirds of the outstanding shares may call special meetings of shareholders; advance notice is required for presentation of new business and nominations of directors at meetings of shareholders; and our bylaws may be amended only by the board of directors or by the holders of two-thirds of the outstanding voting stock.

Any acquisition we make could disrupt our business and harm our financial condition and operations.

In an effort to effectively compete in the design automation solutions market where increasing competition and industry consolidation prevail, we may acquire complementary businesses in the future. In the event of any future acquisitions, we could:

•	issue additional stock that would dilute our current shareholders’ percentage ownership;

•	incur debt and assume liabilities;

•	incur amortization expenses related to intangible assets; or

•	incur large and immediate write-offs of intangible assets, accounts receivable or other assets.

These events could result in significant expenses and decreased revenue, or could substantially affect the market price of our common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) in this document and in documents that are incorporated by reference in this document that are subject to risks and uncertainties. We caution you to be aware of the speculative nature of forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” or similar expressions are forward-looking statements. These statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, but they are not guarantees of future performance. Purchasers of shares offered hereby should note that many factors, some of which are discussed elsewhere in this document and in the documents incorporated by reference in this document, could affect our future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements in this Prospectus include, among others, the factors set forth under the caption “Risk Factors,” general economic, business and market conditions, changes in laws, and increased competitive pressure. We can give no assurances that the actual results we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Data

Prior to our merger with PlanetCAD, PlanetCAD’s common stock was listed on the American Stock Exchange under the symbol “PCD”. Since the date of the merger, our common stock has been trading on the OTC Bulletin Board under the symbol “AVSO.OB”. The following table indicates the high and low sales prices per share, rounded to the nearest whole cent, reported by the American Stock Exchange, for the periods prior to November 20, 2002 and as available through the OTC market for the periods since that date. The OTC quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. All prices shown have been restated to reflect the 200% stock dividend which was distributed on October 1, 2003 to shareholders of record at September 15, 2003, as well as the one-for-twenty reverse stock split that occurred on October 22, 2002.

Period	High	Low
Fiscal Year Ended June 30, 2002
First Quarter	$3.67	$1.00
Second Quarter	1.60	0.67
Third Quarter	1.47	1.13
Fourth Quarter	2.87	1.13
Fiscal Year Ended June 30, 2003
First Quarter	$2.87	$1.60
Second Quarter	2.00	0.08
Third Quarter	0.68	0.34
Fourth Quarter	0.50	0.15
Fiscal Year Ended June 30, 2004
First Quarter	$0.34	$0.10
Second Quarter	1.00	0.17
Third Quarter	0.99	0.18

Recent Closing Prices

On April 1, 2004, the last closing price for our common stock on the OTC Bulletin Board, as reported by Reuters, was $0.45.

Dividend Information

We have never paid cash dividends on our common stock and we anticipate that we will continue to retain any earnings for the foreseeable future for use in the expansion and operation of our business.

Number of Stockholders

As of March 19, 2004, there were 204 holders of record of our common stock.

Use of Proceeds

Proceeds from the sale of shares owned by the Selling Stockholders will be received by such stockholders and we will receive none of those proceeds.

SELLING STOCKHOLDERS

The following shows the name, address, and number of shares of our common stock owned by the Selling Stockholders who may sell shares covered by this Prospectus:

Name and Address	Number of Shares
Capstone Ventures SBIC, L.P. [1] 3000 Sand Hill Road Building 1, Suite 290 Menlo Park, CA 94025	1,758,994

W. James Hindman 11400 – A Cronridge Drive Owings Mills, MD 21117	543,779

Robert Stafford, Trustee Stafford Family Trust 222 Kearny Street, Suite 204 San Francisco, CA 94108	281,807

Henry Felton 13001 Dover Road Reisterstown, MD 21136	271,529

Vincent and Norma Arioso 3200 Indian Creek Road Marion, IA 52302	187,870

Dennis Oldorf PO Box 1883 Cedar Rapids, IA 52406	140,903

Citigroup Global Markets Inc as Super Simplified 401(k) Prtype Cust FBO Garnett Y. Clark, Jr. 089-61655-11-570 [2] 11400 – A Cronridge Drive Owings Mills, MD 21117	83,374

Name and Address	Number of Shares
Citigroup Global Markets Inc. as SEP IRA Custodian FBO Garnett Y. Clark, Jr. 089-6B026-11-570 [2] 11400 – A Cronridge Drive Owings Mills, MD 21117	55,580

Paul Feinberg & Cynthia Hindman 315 West College Terrace Frederick, MD 21701	138,949

Richard and Marlyce Larson 2506 White Eagle Trail, SE Cedar Rapids, IA 52403	138,949

Gary and Sarah Loney 1955 5th Ave. S.E. Cedar Rapids, IA 52403	138,949

Lundy Family Partners LLLP [3] 10406 Queensway Drive Ellicott City, MD 21042	138,955

Eric L. Pratt 11400 – A Cronridge Drive Owings Mills, MD 21117	138,955

Richard and Geraldine Singleton 120 Waterford Parkway Orangeburg, SC 29118-9039	138,949

Vincent Arioso, II 3200 Indian Creek Road Marion, IA 52302	122,274

Albert J. Daniels Villa Park Mobile Home Estates 6475 Atlantic Ave 824 Polynesian Drive Long Beach, CA 90805	83,374

The Roser Partnership III, SBIC, L.P. [4] 1105 Spruce Street Boulder, CO 80302	78,423

J.F. Shea Co., Inc. as Nominee [5] 2000-25 655 Brea Canyon Road Walnut, CA 91789	60,123

Evelyn Bukowitz 13830 Longnecker Road Reisterstown, MD 21136	55,580

Name and Address	Number of Shares
Cypress Growth Fund III, L.P. [6] 300 Sand Hill Road Building 1, Suite 140 Menlo Park, CA 94025	52,281

Dassault Systèmes 9 Quai Marcel Dassault 9/150 Suresnes France	52,281

Dolphin Offshore Partners, L.P. [7] 129 E. 17th Street New York, NY 10003	26,142

TOTAL:	4,688,020

[1].	Eugene J. Fischer, a member of our Board of Directors, is the president of the general partner of Capstone Ventures SBIC, L.P (“Capstone”) and shares voting and dispositive power of the shares held by Capstone with Barbera L. Santry.

2.	Garnett Y. Clark, Jr., a member of our Board of Directors, has voting and dispositive power over the shares held by Citigroup Global Markets, Inc. as custodian for the Garnett Y. Clark, Jr. Super Simplified 401(k) Plan and the Garnett Y. Clark, Jr. SEP IRA.

3.	Harry L. Lundy, Jr. and Cathryn G. Lundy share voting and dispositive power over the shares held by the Lundy Family Partnership LLLP.

4.	Christopher W. Roser and James L.D. Roser are the Managers of Roser Ventures SBIC, LLC, the general partner of the Roser Partnership III, SBIC, L.P., and share voting and dispositive power of the shares held by the Roser Partnership III, SBIC, L.P.

5.	J.F. Shea & Co. is acting as Nominee for Shea Ventures LLC, which has five managers, John Shea, Edmund Shea, Peter Shea, Gilbert Shea, and Ronald Lakey, who share voting and dispositive power over our Series B Convertible Preferred Stock.

6.	Jay Friedrichs and Walter F. Baumgartner share voting and dispositive power of the shares held by the Cypress Growth Fund III, L.P.

7.	Peter Salas has voting and dispositive power over the shares held by Dolphin Offshore Partners, L.P.

SELECTED FINANCIAL AND OTHER DATA

The following selected historical annual consolidated financial data is derived from our audited consolidated financial statements as of and for the five years ended June 30, 2003, which have been restated to present the operations of operating segments that we discontinued as discontinued operations. The financial data for the six-month periods ended December 31, 2002 and 2003 are derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and the results of operations for these periods, and are restated to present the operations of operating segments that we discontinued as discontinued operations. The results of operations for the six months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2004. The following consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this Prospectus.

	Six Months Ended December 31,
	2002	2003
	(unaudited and restated)	(unaudited)
Statement of Operations Data:
Revenues:
Product sales	$6,055,329	$8,688,397
Service revenue	3,036,328	2,760,177
Commission revenue	1,927,428	2,284,811

	11,019,085	13,733,385
Cost of revenue:
Cost of product sales	4,138,400	6,414,849
Cost of service revenue	1,809,839	1,553,255

	5,948,239	7,968,104

Gross margin	5,070,846	5,765,281
Other expenses:
Selling, general and administrative	5,767,097	5,718,505
Depreciation and amortization	230,189	149,626

	5,997,286	5,868,131

Operating loss	(926,440)	(102,850)
Other income (expense):
Gain on the extinguishment of debt	1,960,646	—
Minority interest	(17,891)	(76,250)
Interest and other income	11,960	4,293
Interest expense	(157,233)	(161,697)

	1,797,482	(233,654)

Income (loss) from continuing operations before income taxes	871,042	(336,504)
Income tax expense	403,000	21,000

Income (loss) from continuing operations	$468,042	$(357,504)

Earnings (loss) from continuing operations per share, basic and diluted	$0.06	$(0.04)

Shares used in computation	7,172,370	9,177,399

	Year Ended June 30,
	1999	2000	2001	2002	2003
	(restated)	(restated)	(restated)	(restated)	(restated)
Statement of Operations Data
Revenue:
Product sales	$22,128,721	$18,925,782	$18,329,676	$16,619,444	$12,369,846
Service revenues	6,063,081	6,695,797	5,401,091	5,775,045	5,931,623
Commission revenue	2,601,439	2,654,829	3,767,634	4,245,987	4,199,465

Total revenue	30,793,241	28,276,408	27,498,401	26,640,476	22,500,934
Cost of revenue:
Cost of product sales	16,073,068	13,512,719	12,643,511	11,071,083	8,776,509
Cost of service revenue	4,345,898	4,126,119	3,415,718	3,365,110	3,766,904

Total cost of revenue	20,418,966	17,638,838	16,059,229	14,436,193	12,543,413

Gross margin	10,374,275	10,637,570	11,439,172	12,204,283	9,957,521
Other expenses:
Selling, general and administrative	10,985,945	11,375,249	10,367,454	11,720,443	12,201,380
Depreciation and amortization	622,535	573,884	572,430	503,248	411,612
Impairment loss	—	—	—	284,766	—

Total other expenses	11,608,480	11,949,133	10,939,884	12,508,457	12,612,992

Operating income (loss)	(1,234,205)	(1,311,563)	499,288	(304,174)	(2,655,471)
Other income/(expense)
Gain on the extinguishment of debt	—	—	—	—	1,960,646
Interest and other income (expense)	(16,240)	(50,420)	60,251	48,171	15,642
Minority interest	—	—	—	—	(94,140)
Interest expense	(481,347)	(619,506)	(553,180)	(487,230)	(290,373)

	(497,587)	(669,926)	(492,929)	(439,059)	1,591,775

Income (loss) from continuing operations	(1,731,792)	(1,981,489)	6,359	(743,233)	(1,063,696)
Income tax expense (benefit)	—	—	7,426	(297,651)	408,072

Loss from continuing operations	$(1,731,792)	$(1,981,489)	$(1,067)	$(445,582)	$(1,471,768)

Loss from continuing operations per common share — basic and diluted	$(0.26)	$(0.29)	$(0.00)	$(0.07)	$(0.18)

Weighted average number of common shares outstanding — basic and diluted	6,710,133	6,754,200	6,662,568	6,674,979	8,028,030

	As of June 30,					As of December 31, 2003
	1999	2000	2001	2002	2003
Balance Sheet Data:
Cash and cash equivalents	$1,198,675	$423,307	$309,621	$222,562	$540,384	$486,549
Working capital (deficit)	157,394	(1,257,780)	(3,927,450)	(1,615,747)	(3,821,523)	(3,486,411)
Total assets	9,827,994	7,920,247	8,377,015	7,108,413	5,271,967	5,701,606
Total debt	6,492,239	5,750,883	6,480,880	5,980,013	2,851,212	3,818,790
Total stockholders’ deficit	(1,609,640)	(3,427,041)	(3,424,838)	(3,737,862)	(5,974,197)	(5,928,359)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

Certain statements set forth below constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risk, uncertainties and other factors including, but not limited to, those discussed in our annual and quarterly reports, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements implied by such forward-looking statements. These forward-looking statements may generally be identified by the use of the words “may”, “will”, “believe”, “should”, “expects”, “anticipates”, “estimates”, and similar expressions. Given these uncertainties, investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

Overview

We are a leading provider of design automation and data management solutions for the manufacturing, building design, engineering, and total infrastructure and facilities management markets. We specialize in technical support, training and consulting aimed at improving design and documentation efficiencies and the seamless integration of workflow processes. These technology solutions enable our customers to enhance productivity, profitability and competitive position. We are one of the largest Autodesk software integrators worldwide and a leading provider of engineering document management solutions.

During 2003, we revised our growth strategy and began to focus on new ways of expanding our people resources, product offerings, and geographic “footprint.” We are accomplishing this strategy by:

•	restructuring our company to focus on three product groups: Design Automation (DA); Facility and Asset Management (F/AM); and Product Lifecycle Management (PLM),

•	employing highly qualified professionals in specialized areas,

•	expanding our product offerings to include SmarTeam PLM software, various F/AM software packages, and new internally-developed proprietary software to support our PLM solutions, and

•	focusing on solutions and service selling.

This diversification strategy is intended to match our product and service offerings more precisely with the needs of our customers. In July 2003, we entered into an Authorized Reseller Agreement with Dassault Systèmes Corp., an international developer and distributor of PLM application software and services, whereby we will market and distribute Dassault’s SmarTeam PLM products in the United States. In connection with this agreement, Dassault provided us with certain financial assistance to create a dedicated PLM sales force and to conduct related marketing efforts. We plan to continue this strategy by expanding geographically through targeted mergers and acquisitions, opening new locations, and expanding international product distribution relationships.

Beginning in June 2003, we instituted a number of cost containment measures to align our selling, general and administrative expenses with our current revenue levels. We accomplished this plan by:

•	Closing four underperforming offices;

•	terminating approximately 30 employees in June 2003; and

•	reducing our professional fees, telephone, supplies, marketing, and travel expenses.

As a result, we reduced salaries and benefits by approximately 19% as of December 31, 2004 and selling, general and administrative expenses relating to the underperforming offices.

In August 2003, we closed an additional office, which reduced further salaries and benefits by approximately 1.2%. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the results of operations of the closed operating units are treated as discontinued operations, and reported as a separate component of operating results in our consolidated statements of operations.

We considered these expense reduction measures necessary to help reduce operating losses arising from the prolonged impact of economic recession on the software industry and also to help us carry out our revised strategy. Our consolidated financial statements for all interim periods and the fiscal years ending June 30, 2001, 2002 and 2003 have been restated to consistently present these operations as discontinued operations. Unless otherwise indicated, all amounts included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are from continuing operations.

Product Sales. Our product sales consist primarily of the resale of packaged design software, including:

•	Autodesk design automation software for mechanical, architectural, civil, and discreet products;

•	Archibus facilities management software for space planning, strategic planning, and lease/property administration;

•	Cyco engineering data management solutions using meridian software; and

•	Dassault’s SmarTeam PLM software.

We also offer Autodesk’s subscription programs, which entitle subscribers to receive software upgrades, web support and eLearning lessons directly from Autodesk. Because we do not participate in the delivery of these subscription products or the web support and eLearning lesson benefits, we record the margin (the difference between the revenue and cost of the product) from the sale of Autodesk software subscriptions as revenue. Approximately 92% of our total product revenues are related to the resale of Autodesk products.

Service Revenue. We provide services in the form of training, consulting services, professional services and technical support to our design automation, PLM and Facilities/Asset Management customers. We employ a technical staff of 44 personnel associated with one of these types of services. In the third quarter of fiscal year 2004, we revised our sales commission plan to focus on increasing service sales and higher service margins. Additionally, we also offer our customers an assessment tool to analyze the ability and knowledge of current and potential employees in computer aided design.

Commission Revenue. We generate commission revenue from the resale of Autodesk software to various customers, a number of which Autodesk considers “major accounts.” Autodesk designates these customers as major accounts based on specific criteria, primarily sales volume, and typically gives these customers volume discounts. We are responsible for managing and reselling Autodesk products to a number of these major account customers; however, software product is shipped directly from Autodesk to the customers. We receive commissions upon shipment of the product from Autodesk to the customer based on the product sales price.

Cost of Product Sales. Our cost of product sales consists of the cost of purchasing products from software suppliers or hardware manufacturers. We also include the associated shipping and handling costs in cost of product sales.

Cost of Service Revenue. Cost of service revenue includes the direct costs associated with the implementation of software and hardware solutions as well as training, support services, and professional services. These costs consist primarily of compensation, benefits, travel, and the costs of third-party contractors engaged by us. Our cost of service revenue does not include an allocation of overhead costs.

Selling, General and Administrative Expense. Selling, general and administrative expense consists primarily of compensation and other expenses associated with management, finance, human resources, and information systems. We also include advertising and public relations expenses, as well as expenses for facilities such as rent and utilities, in selling, general and administrative expense.

Depreciation and Amortization Expense. Depreciation and amortization expense represents the period costs associated with our investment in property and equipment, consisting principally of computer equipment, software, furniture and fixtures, and leasehold improvements. We compute depreciation and amortization expense using the straight-line method. We lease all of our facilities and depreciate leasehold improvements over the lesser of the lease term or the useful life of the asset.

Interest Expense. Interest expense consists primarily of interest on our revolving line-of-credit and subordinated debt, which we incurred to fund operations over the past three years.

Discontinued Operations. Due to poor operating results, we closed four offices in New York, Michigan, Ohio, and California, and discontinued the PlanetCAD business we acquired in November 2002. The operations and cash flows of these components have been eliminated from our ongoing operations and historical operating results are classified as discontinued operations.

Critical Accounting Policies

General. Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Critical accounting policies and estimates that impact the consolidated financial statements are those that relate to software revenue recognition and estimates of bad debts. We discuss all of these critical accounting policies with our Audit Committee on a periodic basis. Presented below is a description of the accounting policies that are most critical to an understanding of our consolidated financial statements.

Software Revenue Recognition. We derive most of our revenue from the resale of packaged software products. Our product sales may also include hardware that we may purchase for the convenience of our customers. Historically, we have not experienced significant customer returns. We earn service revenue from training and other professional services, which often are related to the products that we sell but are not essential to the functionality of the software. We also offer annual support contracts to our customers for the software products that we sell, or we offer maintenance and support services under hourly billing arrangements.

We recognize revenue from software arrangements in accordance with the provisions of AICPA Statement of Position No. 97-2, Software Revenue Recognition, as amended by SOP No 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Prior to recognizing any revenue under these arrangements, (1) persuasive evidence of an arrangement must exist, (2) delivery of the software or service must have occurred, (3) all fees must be assessed as fixed or determinable and (4) all fees must be probable of collection. We determine whether criteria (3) and (4) have been satisfied based on our judgment regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of such fee. Revenue recognized in a reporting period could be adversely affected if future changes in conditions related to a transaction cause us to determine these criteria are not met. In the past, we have not needed to adjust our reported revenue due to changes in conditions, and we continue to evaluate current conditions that may affect the nature and timing of our revenue recognition.

Our customer arrangements can involve the sale of one or more elements. When this occurs, we allocate revenue to each element based on the relative fair value of each element. We limit the assessment of fair value to the price that we charge when the element is sold separately. All of the elements included in the multiple element arrangements have been analyzed by management, which may include products that are resold, training and other professional services, and support services. We have determined that sufficient evidence of the fair value based on these separate sales exists to allocate revenue to the specified elements. We recognize training and other professional services revenue as services are delivered and recognize support revenue ratably over the respective contract term. We include all unrecognized fees that have been billed in our deferred revenue.

Bad Debts. We maintain an allowance for doubtful accounts for estimated losses which may result from the inability of our customers to pay for purchased products and services or for disputes that affect our ability to fully collect our accounts receivable. We estimate this allowance by reviewing the status of our past-due accounts and record general reserves based on our historical bad debt expense. Our actual experience has not varied significantly from our estimates; however, if the financial condition of our customers were to deteriorate, resulting in their inability to pay for products or services, we may need to record additional allowances in future periods. To mitigate this risk, we perform ongoing credit evaluations of our customers.

Effect of Recent Accounting Pronouncements

FASB Interpretation No. 46. In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of FASB Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. It requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The Company currently does not have any interests in variable interest entities and, therefore, the adoption of FASB Interpretation No. 46 during 2003 did not have an impact on the Company’s financial position or results of operations.

FASB Statement No. 150. In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the issuer to classify a financial instrument that is within the scope of the standard as a liability if the financial instrument embodies an obligation of the issuer. Effective July 1, 2003, the Company adopted the provisions of Statement No. 150, which did not have any impact on the Company’s financial position or results of operations.

Six Months Ended December 31, 2003 Compared to the Six Months Ended December 31, 2002

The following tables set forth a comparison of six month selected item totals compared to the same period in the year 2002. These totals are represented by selected items reflected in our unaudited Consolidated Statements of Operations included elsewhere in this report. The six month financial results are not necessarily indicative of future results

Revenues. Our total revenues include product sales, service revenue and commission revenue.

	Six Months Ended December 31,
	2002	2003	% Change
Revenues:
Product sales	$6,055,329	$8,688,397	43.5%
Service revenue	3,036,328	2,760,177	(9.1)%
Commission revenue	1,927,428	2,284,811	18.5%

Total revenues	$11,019,085	$13,733,385	24.6%

Revenues. Total revenues for the six months ended December 31, 2003 increased $2.7 million, or 25% to $13.7 million, compared to $11.0 million for the same period in 2002.

Product sales for the six months ended December 31, 2003 increased $2.6 million, or 43%, to $8.7 million, compared to $6.1 million in the same period in 2002. Our product sales and our total revenues have increased due to increased sales volume caused by several factors. During fiscal year 2004, demand for Autodesk products has increased, caused in part by product upgrades required by our customers in order to continue to receive product maintenance services and an overall improvement in economic conditions. Also, during the month of October 2003, we reduced our product prices when Autodesk reduced the price we pay for products by 20% under a short-term promotional program. This price reduction, along with additional strategic discounts to certain customers throughout the six months ended December 31, 2003, has contributed to our increase in product sales.

Service revenue for the six months ended December 31, 2003 decreased $276,000, or 9% to $2.8 million, compared to $3.0 million for the same period in 2002. The decrease in service revenue is the result of our commitment to only holding training classes when they are cost-effective, and the change in our strategy in fiscal year 2004 to focus on developing PLM and F/AM products and services.

Commission revenue for the six months ended December 31, 2003 increased $357,000, or 19%, to $2.3 million, compared to $1.9 million for the same period in 2002. The increase in commission revenues is consistent with the revenue increases we experienced in product sales resulting from an improved economy, Autodesk’s promotional activities, and demand caused by customers upgrading their software.

	Six Months Ended December 31,
	2002	2003	% Change
Cost of revenue:
Cost of product sales	$4,138,400	$6,414,849	55.0%
Cost of service revenue	1,809,839	1,553,255	(14.2)%

Total cost of revenue	$5,948,239	$7,968,104	34.0%

Gross margin	$5,070,846	$5,765,281	13.7%

Cost of Revenues. Cost of product sales for the six months ended December 31, 2003, increased $2.3 million, or 55%, to $6.4 million, compared to $4.1 million for the same period in 2002. Although our revenues have increased in fiscal year 2004, our product margins have declined from 31.7% for the six months ended December 31, 2002 to 26.2% for the six months ended December 31, 2003. Our product margins have been decreasing as a result of several factors. In February of 2003, our major vendor, Autodesk, changed our cooperative advertising program. Rather than give us a 5% discount on the price we pay for products and subscriptions, Autodesk now reimburses us by issuing commission credits for documented marketing and advertising efforts. As a result, our cost of product sales has increased, decreasing our gross margin. We treat Autodesk’s commission credits as a reduction of our selling, general and administrative expenses. In addition, we have strategically reduced the price we charge our customers for certain products to obtain additional sales volume. We expect that our product margins for the remainder of fiscal year 2004 will stabilize at approximately 25%.

Cost of service revenue for the six months ended December 31, 2003 decreased $257,000, or 14%, to $1.6 million, compared to $1.8 million for the same period in 2002. Our service revenue margins in the six months ended December 31, 2003 improved to 43.7% from 40.4% for the same period in 2002. We attribute this improvement to a reduction in the number of service employees due to the closing of five locations, enhanced utilization of our personnel assigned to service activities, and reduced use of high cost subcontractors. To improve our utilization, we reassigned service personnel to other activities, primarily related to developing our capabilities to distribute PLM products and services under our arrangement with Dassault.

	Six Months Ended December 31,
	2002	2003	% Change
Other expenses:
Selling, general and administrative	$5,767,097	$5,718,505	(0.8)%
Depreciation and amortization	230,189	149,626	(35.0)%

Total other expenses (net)	$5,997,286	$5,868,131	(2.2)%

Other Expenses. Selling, general and administrative expenses for the six months ended December 31, 2003 decreased $49,000, or 1%, to $5.7 million, compared to $5.8 million for the same period in 2002. A workforce reduction in June 2003 resulted in a drop in salaries and commissions expenses for the six months ended December 31, 2003. However, the effect of these cost reductions was countered by increases in some selling, general and administrative costs attributable to being a public company, such as increased board compensation, insurance expenses and legal and accounting fees. The salary reductions, combined with the increased costs of operating as a public company, resulted in a slight decrease in selling, general and administrative expenses. We expect that our selling, general and administrative expenses for the last six months of fiscal year 2004 will approximate $5.7 million.

Depreciation and amortization expense for the six months ended December 31, 2003 decreased $81,000, or 35%, to $150,000, compared to $230,000 for the same period in 2002. Depreciation and amortization of property and equipment decreased as a result of reduced capital expenditures for computer equipment and software, an increase in the number of fully depreciated assets compared to the prior period and reductions in depreciable assets from closed offices.

	Six Months Ended December 31,
	2002	2003	% Change
Other non-operating income (expense)
Interest and other income	$11,960	$4,293	(64.1)%
Minority interest	(17,891)	(76,250)	326.2%
Gain on extinguishment of debt	1,960,646	—	(100.0)%
Interest expense	(157,233)	(161,697)	2.8%

Total other non-operating income (expense)	$1,797,482	$(233,654)	(113.0)%

Other Non-operating Income (Expense). Other non-operating income (expense) for the six months ended December 31, 2002 included a $2.0 million gain from the extinguishment of debt resulting from the payment to a significant supplier of $1.0 million in full satisfaction of a $3.0 million loan made to us by that supplier in 1999. On November 19, 2002, subordinated noteholders, owning an aggregate of $1.5 million of subordinated notes, exchanged their notes for preferred stock in our subsidiary. As a result, interest expense was reduced by $17,891 and $76,250 for the six months ended December 31, 2002 and 2003, respectively, and dividends to minority shareholders increased the same. Interest expense for the six months ended December 31, 2003 increased despite the subordinated notes exchange, as a result of an increase in our outstanding borrowings. We have borrowed $1.5 million from a software developer, with interest at 6% per annum, to assist us with working capital needs.

	Six Months Ended December 31,
	2002	2003	% Change
Income tax expense	$403,000	$21,000	94.8%

Income Tax Expense (Benefit). Income tax expense for the six months ended December 31, 2003 decreased $382,000, or 95%, to $21,000, compared to $403,000 for the same period in 2002. In August 2002, we realized a $2.0 million taxable gain from the extinguishment of certain debt, which resulted in us recording a net deferred tax asset of $373,000 at June 30, 2002. We expected to realize the deferred tax asset in fiscal year 2003. For the six months ended December 31, 2002, we recorded deferred income tax expense of $373,000 related to a reduction in deferred tax assets we recorded at June 30, 2002. Our income tax expense in 2004 is expected to relate solely to state income tax expense, which we expect to approximate $40,000 for the full year.

Years Ended June 30, 2001, 2002 and 2003

The following table sets forth the percentages of total revenues represented by selected items reflected in our audited consolidated statements of operations included elsewhere in this report. The year-to-year comparisons of financial results are not necessarily indicative of future results.

	Year Ended June 30,
	2001	2002	2003
Revenues:
Product sales	66.7%	62.4%	55.0%
Service revenue	19.6%	21.7%	26.4%
Commission revenue	13.7%	15.9%	18.6%

Total revenue	100.0%	100.0%	100.0%
Cost of revenue:
Cost of product sales	46.0%	41.6%	39.0%
Cost of service revenue	12.4%	12.6%	16.7%

Total cost of revenue	58.4%	54.2%	55.7%
Gross margin	41.6%	45.8%	44.3%
Other expenses:
Selling, general and administrative	37.7%	44.0%	54.3%
Depreciation and amortization	2.1%	1.9%	1.8%
Impairment loss	—	1.1%	—

	39.8%	47.0%	56.1%

Operating income (loss)	1.8%	(1.2)%	(11.8)%
Other income (expense):
Gain on the extinguishment of debt	0.0%	0.0%	8.7%
Interest and other income	0.2%	0.2%	0.1%
Minority interest	0.0%	0.0%	(0.4)%
Interest expense	(2.0)%	(1.8)%	(1.3)%

	(1.8)%	(1.6)%	7.1%
Loss from continuing operations before income taxes and cumulative effect of change in accounting principle	(0.0)%	(2.8)%	(4.7)%
Income tax expense (benefit)	0.0%	(1.1)%	1.8%

Loss from continuing operations before cumulative effect of change in accounting principle	(0.0)%	(1.7)%	(6.5)%

The following tables set forth a yearly comparison of selected item totals compared to the same periods in years 2003, 2002, and 2001. These totals represent selected items reflected in our audited consolidated statements of operations included elsewhere in this prospectus.

	Year ended June 30,
	2001	2001-2002 Variances	2002	2002-2003 Variances	2003
Revenues:
Product sales	$18,329,676	$(1,710,232)	$16,619,444	$(4,249,598)	$12,369,846
Service revenue	5,401,091	373,954	5,775,045	156,578	5,931,623
Commission revenue	3,767,634	478,353	4,245,987	(46,522)	4,199,465

Total revenues	$27,498,401	$(857,925)	$26,640,476	$(4,139,542)	$22,500,934

Revenues. Total revenues for the year ended June 30, 2003 decreased $4.1 million, or 15.5%, to $22.5 million, compared to $26.6 million for the same period in 2002. For the year ended June 30, 2003, revenues in two of three categories, product revenue and commission revenue, decreased as a result of the weak economic conditions and a restructuring of the major account programs provided by Autodesk. During 2003, Autodesk reduced the number of customers designated as major accounts by changing the specific criteria for granting volume discounts. Additionally, we continued to focus on being a full solutions provider for our customers, which resulted in our service revenues increasing over the prior period.

Total revenues for the year ended June 30, 2002 decreased $858,000 or 3.1%, to $26.6 million, compared to $27.5 million for the same period in 2001. For the year ended June 30, 2002, revenues in two of three categories—service revenue and commission revenue—increased as a result of a realigned sales organization and a renewed focus by us to become a full solution service provider for our customers. Although price changes occurred throughout the period, they did not have a material effect on fluctuations in revenues. We attribute our increased commission revenue during this period to realigning our sales organization in September 2000, which allowed us to improve our sales forecasting and better exploit sales opportunities on higher margin software products and major accounts.

Product sales for the year ended June 30, 2003 decreased $4.2 million, or 25.6%, to $12.3 million, compared to $16.6 million in the same period in 2002. We attribute this fluctuation in product sales to weak economic conditions causing customers to defer purchasing software products as well as the timing and customer acceptance of product upgrades. Product sales for the year ended June 30, 2002 decreased $1.7 million, or 9.3%, to $16.6 million, compared to $18.3 million in the same period in 2001. We attribute this fluctuation in product sales to a decrease in sales volume of software sold to our customer base. During 2002, we improved our focus on Autodesk major accounts in order to increase our commission revenue.

Service revenue for the year ended June 30, 2003 increased $157,000, or 2.7%, to $5.9 million, compared to $5.8 million in the same period in 2002. This increase in service revenue is a direct result of an increase in professional and technical support service contracts. We were engaged to perform professional services as part of a few large facilities management software implementation projects initiated in 2003. We also experienced increased training service revenue due to an increase in the number of training seminars we held. Service revenue for the year ended June 30, 2002 increased $374,000, or 6.9%, to $5.8 million, compared to $5.4 million in the same period in 2001. The increase in service revenue is a direct result of an increase in the number of training and professional services sold through our expanded customer base during 2002. Our training and technical support services received additional sales focus as we transitioned to a full solution service provider of software and services for our customers.

Commission revenue for the year ended June 30, 2003 decreased $47,000, or 1.1%, to $4.2 million, compared to $4.2 million in the same period in 2002. The decrease in commission revenues resulted from Autodesk’s restructuring of the major account program and an industry-wide decrease in sales volume related to the associated software products. Commission revenue for the year ended June 30, 2002 increased $478,000, or 12.7%, to $4.2 million, compared to $3.7 million in the same period in 2001. The increase in commission revenues resulted from our realigned sales organization, which has improved sales to major accounts that generate commission revenue.

	Year ended June 30,
	2001	2001-2002 Variances	2002	2002-2003 Variances	2003
Cost of revenue:
Cost of product sales	$12,643,511	$(1,572,428)	$11,071,083	$(2,294,574)	$8,776,509
Cost of service revenue	3,415,718	(50,608)	3,365,110	401,794	3,766,904

Total cost of revenue	$16,059,229	$(1,623,036)	$14,436,193	$(1,892,780)	$12,543,413

Gross margin	$11,439,172	$765,111	$12,204,283	$(2,246,762)	$9,957,521

Costs of Revenue. Cost of product sales for the year ended June 30, 2003 decreased $2.3 million, or 20.7%, to $8.8 million, compared to $11.1 million for the same period in 2002. Cost of product sales as a percentage of related revenue for the year ended June 30, 2003 increased to 71.0% from 66.6% in the same period in 2002. We attribute this increase in cost of product sales as a percentage of related revenues to the restructuring of Autodesk’s cooperative advertising program, which increased our cost of product sales as a percentage of related revenue by 5%. Cost of product sales for the year ended June 30, 2002 decreased $1.6 million, or 12.4%, to $11.1 million, compared to $12.6 million for the same period in 2001. Cost of product sales as a percentage of related revenue for the year ended June 30, 2002 decreased to 66.6% from 69% in the same period in 2001. We attribute the decrease in cost of product sales as a percentage of related revenues to an increase in sales of higher margin software products.

Cost of service revenue for the year ended June 30, 2003 increased $402,000, or 11.9%, to $3.8 million compared to $3.4 million for the same period in 2002. Cost of service revenue as a percentage of related revenue for the year ended June 30, 2003 increased to 63.5% from 58.3% in the same period in 2002. We attribute this increase in cost of service revenue as a percentage of revenues primarily to our need to subcontract certain work to third party providers. During 2003, we were engaged to perform professional services as part of a few large facilities management software implementation projects. In order to provide the appropriate expertise and service the projects, we subcontracted some of this work to third party providers, which resulted in an increase in cost of service revenue. Cost of service revenue for the year ended June 30, 2002 decreased $51,000, or 1.5%, to $3.4 million compared to $3.4 million for the same period in 2001. Cost of service revenue as a percentage of related revenue for the year ended June 30, 2002 decreased to 58.3% from 63.2% in the same period in 2001. We attribute the decrease in cost of service revenue as a percentage of revenues to our ability to sell higher margin training and professional services rather than lower margin installations of hardware products. Overall, the gross margin percentage decreased to 44.3% in the year ended June 30, 2003, compared to 45.8% in the same period in 2002. Gross margin increased to 45.8% in the year ended June 30, 2002, compared to 41.6% in the same period in 2001.

	Year ended June 30,
	2001	2001-2002 Variances	2002	2002-2003 Variances	2003
Other expenses:
Selling, general and administrative	$10,367,454	$1,352,989	$11,720,443	$480,937	$12,201,380
Depreciation and amortization	572,430	(69,182)	503,248	(91,636)	411,612
Impairment loss	—	284,766	284,766	(284,766)	—

Total other expenses	$10,939,884	$1,568,573	$12,508,457	$104,535	$12,612,992

Other Expenses. Selling, general and administrative expense for the year ended June 30, 2003 increased $481,000 or 4.1%, to $12.2 million, compared to $11.7 million for the same period in 2002. Selling, general and administrative expense as a percent of total revenues was 54.2% during the year ended June 30, 2003, and 44.0% during the same period in 2002. We attribute the increase in selling, general and administrative expense to the fixed cost required to support a nationwide network of 20 offices, and the PlanetCAD (a public company) merger on November 19, 2002. After this reverse merger, our professional services costs increased by $370,000 and insurance expense increased by $172,000 due to the cost of being a public company. Selling, general and administrative expense for the year ended June 30, 2002 increased $1.4 million, or 13.1%, to $11.7 million, compared to $10.3 million for the same period in 2001. Selling, general and administrative expense as a percent of total revenues was 44.0% during the year ended June 30, 2002, compared to 37.7% during the same period in 2001. The expansion of our sales force and technical support staff in our existing locations, as well as the costs associated with opening three new offices in Chicago, IL, St. Paul, MN, and Tampa, FL, during the third and fourth quarters of 2001 contributed to the increase in selling, general and administrative expense during this period. In addition, we increased our sales force and support staff by approximately 15 employees in the fiscal year ended June 30, 2002, resulting in an approximate $1.0 million increase in selling, general and administrative expense. New facilities costs also contributed approximately $50,000 to selling, general and administrative expense during the same period.

Depreciation and amortization expense for the year ended June 30, 2003 decreased $91,000 or 18.2%, to $412,000, compared to $503,000 for the same period in 2002. Depreciation and amortization expense of property and equipment decreased as a result of reduced capital expenditures for computer equipment and software and an increase in the number of fully depreciated assets compared to the prior period. Depreciation and amortization expense for the year ended June 30, 2002 decreased $69,000 or 12.1%, to $503,000, compared to $572,000 for the same period in 2001. Depreciation and amortization expense of property and equipment decreased as a result of capital expenditures for computer equipment and software made in 1999 becoming fully depreciated in 2001.

We recorded an impairment charge of $285,000 in 2002 for the write-down of goodwill to its estimated fair value. This impairment charge was recorded in the third quarter of 2002 after determining that sales at one subsidiary were unlikely to reach previously projected levels. We evaluated the goodwill for impairment by comparing our best estimate of undiscounted future cash flows for this subsidiary with its net assets. As the net assets exceeded the estimate of undiscounted future cash flows, a discounted cash flow analysis was performed to estimate the implied fair value of the goodwill.

	Year ended June 30,
	2001	2001-2002 Variances	2002	2002-2003 Variances	2003
Other non-operating income (expense):
Gain on the extinguishment of debt	$—	$—	$—	$1,960,646	$1,960,646
Minority interest	—	—	—	(94,140)	(94,140)
Interest and other income	60,251	(12,080)	48,171	(32,529)	15,642
Interest expense	(553,180)	65,950	(487,230)	196,857	(290,373)

Total other non-operating income (expense)	$(492,929)	$53,870	$(439,059)	$2,030,834	$1,591,775

Other Non-operating Income (Expense). Other income (expense) was $1.6 million and $(439,000) in fiscal year ended June 30, 2003 and 2002, respectively. The significant increase in other income during the 2003 fiscal year resulted from a gain recorded from the extinguishment of debt. In January 1999, we borrowed $3.0 million from a significant supplier. In August 2002, we executed an agreement to extinguish the debt for a cash payment of $1.0 million, resulting in a $2.0 million gain on the extinguishment of debt. The extinguishment of debt also contributed to the $197,000 reduction in interest expense in 2003 compared to 2002. Other expense for the year ended June 30, 2002 decreased $54,000, or 10.9%, to $439,000, compared to $493,000 for the same period in 2001. We attribute this reduction in other expense in 2002 primarily to a reduction in interest expense resulting from a decrease in the variable interest rate associated with our revolving line-of-credit.

	Year ended June 30,
	2001	2001-2002 Variances	2002	2002-2003 Variances	2003
Income tax expense (benefit)	$7,426	$(305,077)	$(297,651)	$705,723	$408,072

Income tax expense (benefit) was $408,000 and $(298,000) for the fiscal year ended June 30, 2003 and 2002, respectively. In August 2002, we realized a $2.0 million taxable gain from the extinguishment of certain debt, which resulted in us recording a net deferred tax asset of $373,000 at June 30, 2002, which we expected to realize in the following fiscal year. In 2003, we recorded deferred income tax expense of $373,000 related to a reduction in deferred tax assets. This increase in deferred income tax expense, coupled with certain state tax expense, resulted in the additional income tax expense for 2003. We have recorded a valuation allowance of $2.3 million against our deferred tax assets due to significant uncertainties surrounding their ultimate realization. We have net operating loss carryforwards of approximately $8.3 million, which are available to reduce future taxable income. Our income tax expense in 2001 consisted principally of state income taxes.

	Year ended June 30,
	2001	2001-2002 Variances	2002	2002-2003 Variances	2003
Cumulative effect of change in accounting for goodwill	$—	$—	$—	$520,000	$(520,000)

Cumulative Effect of Change in Accounting Principle. As of July 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”). As a result of adopting Statement 142 and performing the required transitional impairment tests, we recorded a non-cash charge of $520,000, which is included in cumulative effect of change in accounting principle in the 2003 consolidated statement of operations. The impairment charge relates solely to Avatech of Michigan, a business unit that ceased operations in June 2003.

Liquidity and Capital Resources

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided by operations and borrowings under short-term and long-term debt arrangements. Because we have incurred significant cumulative losses since 2001, we have depleted our capital base and have relied upon borrowings under our bank line of credit and from our shareholders to satisfy our operating cash needs. We had a deficiency of working capital of $3.9 million at June 30, 2001, $1.6 million at June 30 2002, $3.8 million at June 30, 2003 and $3.5 million at December 31, 2003. Our outstanding debt totaled $6.5 million at June 30, 2001, $6.0 million at June 30, 2002, $2.9 million at June 30, 2003 and $3.8 million at December 31, 2003.

Our deficiency of working capital is in large part caused by the classification of our line of credit as a current liability due to its demand provisions. Our line of credit with K Bank allows us to borrow up to $2.0 million (on November 24, 2003, this line of credit was temporarily increased to $2.5 million until January 31, 2004), limited to 75% of eligible accounts receivable. The line-of-credit expires in three years and is payable within 60 days of demand. Despite the existence of the 60-day demand provision on this line-of-credit, we do not believe it is likely that the bank will exercise the demand provisions of the agreement. In the event that the bank would do so, we believe that other lenders would provide us with a line of credit with similar terms so long as our financial position and results of operations had not significantly declined.

During the six month period ended December 31, 2003, we used $1.4 million of cash in operations as a result of our net loss and working capital needs of $1.2 million. Our working capital needs increased as a result of increases in accounts receivable caused by higher revenues. During the six month period ended December 31, 2003, our revenues increased about $2.2 million to $13.7 million compared to $11.4 million recognized in the six month period ended June 30, 2003, which led to a corresponding increase in our accounts receivable balance of about $537,000 between June 30, 2003 and December 31, 2003. In addition, our accounts payable and accrued expenses decreased by $417,000 since June 30, 2003, principally because we paid certain expenses related to our 2003 merger with PlanetCAD. We financed these operating cash requirements through borrowings of $1.0 million from a software developer and the cash proceeds of $390,000 from the sale of preferred stock and stock purchase warrants. For the years ended June 30, 2003, 2002 and 2001, our cash generated from or (used in) operations was $(1.6) million, $1.1 million, and $(351,000), respectively. The significant decline in our cash flows from operations in 2003 was principally caused by a $3.8 million increase in our net loss before non-cash charges and gains. The increased losses were caused by declines in our revenues, and accordingly the negative effects on operating cash flows were mitigated as our accounts receivable also declined by $800,000 from June 30, 2002 to June 30, 2003. Our cash flows from operations are generally benefited by favorable payment terms we receive from our largest vendor, Autodesk. . We purchase over 90% of the products we sell from Autodesk, which provide us with the ability to purchase up to $3.0 million of inventory under 60 to 90 day payment terms. Conversely, we have been able to manage our average days sales outstanding in a range from 50 to 60 days. Our customary collection terms range from 30 to 60 days for all of our customers.

We also have outstanding borrowings of approximately $885,000 at December 31, 2003 that are payable to a director and shareholder. On April 1, 2004, the lump sum maturity date of these borrowings was extended to July 1, 2005. Currently, we expect to be able to pay this outstanding debt as of the maturity date. On July 22, 2003, we entered into a loan agreement with a software developer to borrow up to $1.5 million for working capital purposes. The loan was received in two payments, with the initial funding of $1.0 million occurring on July 25, 2003, and the remaining $500,000 provided on February 5, 2004. The loan agreement requires repayment of principal and interest at 6% per annum in thirty-five equal quarterly installments beginning in January 2005. We must meet certain financial and non-financial covenants in connection with this agreement.

In January of 1999, we borrowed $3.0 million from a junior lender. In August of 2002, we executed an agreement to extinguish the debt for a cash payment of $1.0 million and compliance with certain non-financial covenants. We borrowed $500,000 from each of PlanetCAD and an Avatech shareholder and director, to make the cash payment. On November 19, 2002, the merger with PlanetCAD was completed and the loan from PlanetCAD was eliminated, as Avatech became a subsidiary of PlanetCAD. As of December 31, 2003, the note payable to the shareholder and director was refinanced as part of the outstanding borrowings of approximately $885,000 discussed above.

Prior to the merger with PlanetCAD, Inc., we also had outstanding $1.7 million of 10% subordinated notes. The notes were to mature on July 1, 2003 and interest was payable quarterly until maturity or prepayment. On November 19, 2002, with the completion of the merger with PlanetCAD, subordinated note holders owning an aggregate of $1.5 million of subordinated notes exchanged their notes for preferred stock. As a result of these exchanges, we reduced our debt by $1.5 million.

In connection with the merger with PlanetCAD, we incurred approximately $915,000 of transaction related costs. These costs were offset by $995,000 of cash we received in the merger. In addition, we acquired as part of the purchase of PlanetCAD an investment in the common stock of a privately-held company valued at $625,000. In June 2003, the common stock of this company was sold to a third party for the estimated fair value of $625,000.

Our investment activities consist principally of investments in computer and office equipment. Our capital expenditures approximated $394,000 in 2001, $259,000 in 2002, $273,000 in 2003 and $177,000 for six months ended December 31, 2003. We have no outstanding purchase commitments at December 31, 2003. In order to maintain current operations, we believe that our average annual outlay for investments in computer and office equipment will be consistent with the previous three years.

As described more fully above, our financing activities in all periods have consisted principally of borrowings and repayments under our lines of credit. Net borrowings (repayments) under lines of credit were $733,000 in 2001, $494,000 in 2002, $212,000 in 2003 and $56,000 for the six months ended December 31, 2003.

We expect to generate income from our operations before non-cash charges for the remaining six months of fiscal year 2004. Our working capital needs are expected to stabilize, and we believe our operating and investing cash needs can be met from the $500,000 of borrowings that we made in February 2004, as well as our available cash resources and line of credit. We do not have any material commitments to acquire property and equipment, and our capital equipment needs for the next twelve months are expected to be insignificant. Because of our reliance on Autodesk to supply us with the products that we sell, and due to the concentration of our revenues from the sale of Autodesk products, we cannot readily predict our ability to generate sufficient cash from our operations to meet our obligations beyond July 1, 2004. In the event that our operating results decline and we are unable to generate cash flows from our operations in the near term, then we may be unable to meet our existing obligations in the normal course of business and expand our operations to allow for continued long-term improvement in operating results.

Below is a summary of our contractual obligations and commitments at June 30, 2003:

	Payments due by Fiscal Period
	Total	2004	2005	2006	2007	2008 and thereafter
Contractual Obligations
Long-term debt and line-of-credit	$2,851,212	$1,884,709	$966,503	$—	$—	$—
Operating leases	1,472,736	692,076	301,902	193,890	185,760	99,108

Total obligations	$4,323,948	$2,576,785	$1,268,405	$193,890	$185,760	$99,108

Certain Related Party Transactions

On May 28, 2003, we issued a $1.0 million senior subordinated note to a director and shareholder, W. James Hindman. The note was issued in consideration for cash of $500,000 and satisfaction of a $500,000 note issued in August 2002. We issued this note to satisfy working capital needs and this related party transaction was approved by the board of directors.

The note accrues interest at a rate of 12% per annum, with quarterly interest payments due commencing September 1, 2003, and matures on July 1, 2004. In connection with the notes, Mr. Hindman received warrants to purchase 97,200 shares of the Company’s common stock. The warrants are exercisable for $0.27 per share and expire on June 1, 2008. The warrants were valued at $36,288, an estimate based on the Black-Scholes option pricing model. The estimated fair value of the warrants was recorded as additional paid-in capital and the notes have been recorded net of a discount of $36,288. This discount is being amortized using the interest method and recorded as additional interest expense over the term of the notes. At June 30, 2003, the balance outstanding under the promissory notes is $966,503.

On December 31, 2003, Mr. Hindman was issued 163,052 shares of convertible series D preferred stock for $0.60 per share. In lieu of cash proceeds, we reduced the $1.0 million note balance by $98,000. On April 1, 2004, we issued a $902,000 senior subordinated note to Mr. Hindman in satisfaction of the balance outstanding on the note issued in May 2003. The note accrues interest at a rate of 12% per annum, with quarterly interest payments due commencing July 1, 2004, and matures on July 1, 2005. These terms are consistent with other subordinated notes terms issued to outside parties.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly financial information for each of the eight quarters in the two years ended June 30, 2003. Management believes that this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and, in management’s opinion, this information includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the unaudited quarterly operating results when read in conjunction with the audited consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. These operating results have been restated for discontinued operations and are not necessarily indicative of results for any future period.

	Three Months Ended
	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003
Revenues	$6,820,076	$6,710,761	$5,483,705	$7,625,934	$5,333,639	$5,685,446	$5,082,867	$6,398,982
Cost of sales	3,803,441	3,565,190	3,003,632	4,063,930	2,896,625	3,051,614	2,598,678	3,996,496
Gross margin	3,016,636	3,145,570	2,480,072	3,562,005	2,437,014	2,633,832	2,484,189	2,402,486
Operating income	(189,502)	229,326	(249,298)	(94,700)	(565,892)	(360,548)	(92,123)	(1,636,908)
Net income	$(361,260)	$161,685	$(151,474)	$103,554	$972,076	$(799,729)	$(758,790)	$(3,261,863)

Earnings (loss) per share - basic and diluted	$(0.05)	$0.02	$(0.02)	$0.02	$0.15	$(0.11)	$(0.09)	$(0.41)

Shares used in computation	6,680,031	6,670,785	6,665,919	6,674,979	6,690,870	7,172,370	8,897,874	8,028,030

The Company’s operating results may vary significantly from quarter to quarter due to a variety of factors. One such significant factor is the potential fluctuation in revenues due to seasonality of the business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates associated with our variable rate line-of-credit facility. At June 30, 2003, approximately 57% of our outstanding debt bears interest at variable rates. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a 100 basis point change in the 2003 average interest rate under these borrowings, it is estimated that our 2003 interest expense and net income would have changed by less than $20,000. In the event of an adverse change in interest rates, we would likely take actions to further mitigate our exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, the analysis assumes no such actions. Further the analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In May 2002, the management of Avatech Solutions, Inc. engaged Ernst & Young LLP as their independent auditors for the year ended June 30, 2002 in anticipation of our becoming a public registrant. Our board of directors ratified this engagement of Ernst & Young LLP effective May 28, 2002. During the 2002 fiscal year and through the date of this report, there were no disagreements with Ernst & Young LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures which, if not resolved, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such year. Ernst & Young LLP’s report on our financial statements for the past year did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Walpert & Wolpoff, LLP had been engaged to audit our consolidated financial statements for the fiscal years ended June 30, 2001 and 2000. During these two fiscal years and through the date of this report, there were no disagreements with Walpert & Wolpoff on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures which, if not resolved, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years. Neither of Walpert & Wolpoff, LLP’s reports on our financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

BUSINESS

Background

Avatech Solutions, Inc. was formed as a Delaware corporation on September 9, 1996. During fiscal years 1997 through 1999, we consummated business combinations with ten companies that provided design automation software, training, technical support, and professional services to corporations, government agencies, and educational institutions throughout the United States. We accounted for two of these business combinations as purchases and the remainder as poolings-of-interest.

In November 2002, Avatech Solutions completed a merger with PlanetCAD, Inc and became a wholly owned subsidiary of PlanetCAD, Inc., after which PlanetCAD changed its name to Avatech Solutions, Inc. and Avatech changed its name to Avatech Solutions Subsidiary, Inc. As a result of the merger, PlanetCAD’s shareholders retained twenty-five percent of the surviving company and, in exchange for all of the common stock of Avatech Solutions, Inc., Avatech’s shareholders were issued registered shares constituting seventy-five percent of the surviving company’s outstanding common stock. Avatech was deemed to have acquired PlanetCAD because Avatech’s shareholders received the majority of the common stock of the post-merger company. In November 2002, Avatech Solutions, Inc. began trading on the OTC Bulletin Board under the symbol AVSO.OB.

In the fourth quarter of our fiscal year ending June 30, 2003 and the first quarter of fiscal year 2004, we restructured the business to eliminate certain unprofitable operating segments, including the acquired PlanetCAD operations and four reseller locations.

General

We are a leader in design and engineering technology solutions with expertise in CAD software, data management and process optimization for the manufacturing, engineering, building design and facilities management industries. We specialize in software resale, integration, standards development and deployment, education and technical support, aimed at improving design and documentation efficiencies and the seamless integration of workflow processes. Our sales are to corporations, government agencies, and educational institutions worldwide.

We differentiate ourselves from traditional product resellers through our wide range of value-added services, consisting primarily of training, technical support, and professional services. We also provide software customization, data migration, computer aided design standards consulting, process workflow analysis, and implementation assistance for complex design environments. Our strategic focus is to respond to our customers’ requests for interoperability and provide solutions that address broad, enterprise-wide initiatives.

Our national sales and service delivery network consists of approximately 127 personnel operating out of sixteen business offices across the country. Our sales database has over 180,000 point-of-contact names collected over a fifteen-year time span and an active customer list of approximately 18,000 private firms and federal, state, and local agencies.

Our product sales are cyclic, and increase when the developer of a specific software product offers a new version, promotions or discontinues support of an older product.

As is common among software resellers, we purchase our products from our suppliers with a combination of cash and credit extended by the supplier. We do not carry significant inventory, and generally place an order with the supplier only after receiving a firm commitment from our customer. Except in unusual situations, we do not allow our customers to return merchandise, and do not offer extended payment terms to our customers.

Products

Substantially all of our business consists of the sale of prepackaged software and associated services to customers in the United States. Our sales are focused on three major product categories and associated value-added services.

Design Automation. More than 90% of our total revenue arises from the resale of design software developed by Autodesk, Inc. (Autodesk) for the building design and land development, manufacturing, utilities, and telecommunications industries, and the delivery of related services from the sales of these products. These product sales are primarily packaged software programs installed on a user workstation, on a local area network server, or in a hosted environment. The programs perform and support a wide variety of functions related to design, drafting, manufacturing, workflow automation, and document management activities.

In addition to our Autodesk offerings, we also provide other solutions to our design automation customers, such as electronic document management software from Cyco Software, Inc., which provides methodical and organized processes to store, retrieve, manage, and version design files, drawings, and related documents such as customer correspondence, inventory lists, digital images, and other items. We also offer Proof Positive™, a quality assurance solution for mechanical design, which we also develop and support. In addition, we offer ongoing support for legacy products such as STONErule® for CATIA, a design automation toolkit. These products are based on client/server architecture, and are scalable from a departmental solution to a division level infrastructure system.

We provide a variety of services along with our design automation software sales, to assist our customers in maximizing the benefits from these software applications. These services include training, technical support, and professional services.

We offer training courses in over thirty different subjects related to various software solutions offered at nineteen training facilities and through mobile labs that we can send to a customer site or other off-site facilities. We have 17 employees who serve as class instructors and have formal training or successful industry experience in the topics they are teaching. We can also provide training services that are highly tailored to meet the needs of a particular customer, including company-specific operational topics, customized product usage, and other general technology or process training. As part of our training offering, we have developed and deployed an Internet based assessment tool that allows our clients to test their employees’ knowledge and ability to use the software tools. We can write custom questions to focus the assessment on the specific tasks of a particular client, or can make the assessment broader to help identify the productivity issues within a company. Following the assessment and using reports, we are able to create a custom curriculum and learning environment to directly address the client’s needs. This tool is also being integrated into our standard training classes to ensure customer satisfaction, to identify areas where our training offerings or instructors may need improvement and/or to identify opportunities for additional offerings. Our instructors must pass annual subject-matter exams required by Autodesk and other software providers to retain their product-based teaching certifications.

We provide end-user and corporate technical support services through our National Support Center (NSC) located in Omaha, Nebraska. A staff of five full-time product and technology consultants assists customers calling with questions about product features, functions, usability issues, and configurations. The NSC offers services through multiple access levels including prepaid services, actual elapsed time, and annual support contracts. Customers can communicate with the NSC through e-mail, telephone, and fax channels. Standard NSC support services are offered on a 12-hour by 5-day basis, with premium pricing for extended coverage hours.

Our professional services include project-focused offerings such as software customization, data migration, computer aided design standards consulting, supplemental staffing for design work, drawing digitization, and symbol library development. We have two project managers and four industry specialists who provide professional services to our design automation customers. We also provide technology interoperability, engineering collaboration, and workflow improvement solutions with design automation and manufacturing organizations.

Product Lifecycle Management. In July of 2003, we entered into an Authorized Reseller Agreement with Dassault Systèmes of France, a world leader in product lifecycle management (PLM) solutions, with more than 65,000 customers in 80 countries. This Agreement makes us a Dassault Systèmes Business Partner and authorizes us sell Dassault’s SmarTeam PLM solution throughout North America. PLM software solutions are expected to be a significant new tool for manufacturers in multiple vertical industries over the next decade, and this agreement positions us to provide unique cost-effective PLM solutions designed to help companies optimize business processes, shorten the time-to-market, increase innovation, and reduce costs.

We market PLM solutions to our existing and new small and medium-sized business customers through a team of dedicated salespeople. As of March 1, 2004 we have four dedicated sales people and five dedicated technical specialists involved in marketing and supporting sales of PLM product and associated services.

Facilities Management. In May of 2003, we entered into an Authorized Reseller Agreement with Archibus, Inc. of Boston, MA, a world leader in facilities and infrastructure management products, with more than 100,000 enterprise, and one million web users worldwide. This Agreement authorizes us sell Archibus’s FM solution throughout the United States. Its flagship product, ARCHIBUS/FM, is a powerful suite of integrated applications that creates a single, comprehensive repository of information on an organization’s people, places, processes, and physical assets. Physical assets, such as real estate, buildings, equipment, materials, and furniture make up a significant percentage of an organization’s total asset value. These assets are used by many different business units, departments, and individuals, and must be accurately managed in order to extend asset life cycles and keep operating costs at a minimum.

Total Infrastructure and Facilities Management (TIFM) solutions enable organizations to make informed strategic and business decisions that optimize return on investment, lower asset life cycle costs, and increase enterprise-wide productivity and profitability. Organizations of all sizes, spanning the financial, educational, governmental, healthcare, and manufacturing industries, use TIFM to deliver timely, relevant facilities information as part of their strategic business plans.

Geographic Information Systems (GIS) software permits users to link together disparate data files (maps, aerial photos, tax records, marketing data, etc.) and provide the user with a unified image and knowledge base of a specific geographic location or building location. When integrated with Internet browsers and document management tools into a facilities management solution, users gain substantial knowledge about their buildings, their neighborhoods, and their documents, providing increased effectiveness and cost containment.

New technology based on powerful desktop computer hardware has enabled software developers to offer products that are easier to use and less expensive than the previous applications, thus expanding the volume of purchases, installation, and level of usage from the traditional civil engineering, utilities, public works, and transportation logistics markets and into the emergency services and Homeland Security segments.

In the fourth quarter of our fiscal year ending June 30, 2003, we began to sell, customize, and implement facilities management solutions through our three dedicated salespeople, two dedicated technical specialists and a network of strategic partners. We also provide GIS database development services to facilities management customers, both through our own employees and our strategic partners.

Markets

Design Automation. In the design automation market, we focus on providing enterprise solutions to small- and medium-sized businesses with under one billion dollars of annual revenue, primarily in the architecture, engineering, and construction (AEC) market and the mechanical design and manufacturing (MDM) market. The AEC market is comprised of design services focused on the construction of large physical assets such as buildings, roads, factories, utility companies, and commercial infrastructure projects. The MDM market is primarily focused on the design, tooling, assembly, and testing of instruments, electronic devices, machines, mechanical devices, and power-driven equipment. We also sell prepackaged design automation software to small companies with less than fifty million dollars of annual revenue on an order-fulfillment basis through our call center in Tampa, Florida.

While several local and regional competitors exist in the various geographic territories where we conduct business, we have a competitive advantage in terms of geographic reach, comprehensive training and support, and the provision of other products and services. We are one of the largest commercial Autodesk resellers in the United States. Two national competitors that could be compared to us in scale, size, geographical reach, and target markets for the resale of Autodesk products are INCAT International, Inc. (INCAT) and RAND A Technology Corporation (RAND).

INCAT is a systems integrator for design automation products. They have thirty offices in nine countries with worldwide headquarters in the United Kingdom and fifteen offices in the United States. They have approximately eight hundred employees worldwide, with approximately sixty-five percent in consulting, design engineering and technical support. While INCAT is larger than Avatech, we estimate that the Autodesk portion of its business is less than one-fourth as large as our Autodesk business.

RAND is the largest computer-aided design and engineering technology company worldwide. It also has been selling Dassault’s SmarTeam PLM solution in North America for approximately two years. However, we estimate that its North American Autodesk-related business is less than fifty percent as large as ours, with twelve U.S. offices in the Midwest, Northwest and Florida. RAND operates 104 offices located in twenty-seven countries with its corporate headquarters in Canada.

Product Lifecycle Management. We recently have begun to provide rapidly implemented, scalable, tailored and uniquely cost-effective product lifecycle management (PLM) solutions designed to offer streamlined data management, improved workflow, and comprehensive collaboration to help companies optimize business processes, shorten the time-to-market, increase innovation, and reduce costs. We provide these solutions as part of an enterprise solution for existing and new small- and medium-sized business customers. According to AMR Research, the PLM software market was two billion dollars in 2001 and will grow to nearly eight billion dollars by 2006.

Prior to our arrangement, Dassault’s SmarTeam products were generally marketed in the United States exclusively through IBM and on every other continent through leading resellers. However, IBM has recently reduced its North American PLM sales force, and we are the only company marketing Dassault’s SmarTeam PLM solution to the North American small- and medium-sized business market.

We believe that PLM software and services represents a significant opportunity for future growth. Our arrangement with Dassault not only provides us with a potentially significant new product line, but also allows us to expand our higher margin service revenues and significantly increases the average size of sales transactions. PLM software greatly enhances manufacturing efficiencies and permits manufacturers to manage products through their active lifecycles. We believe that our arrangement with Dassault provides us with important product diversity consistent with our new strategy of increased investment of people, diversification of product and service offerings.

Facilities Management. We provide facilities management solutions to organizations of all sizes, spanning the financial, educational, governmental, healthcare, and manufacturing industries. Our major competitors in facilities management products are CFI, BRG – Business Resource Group, and DB Associates. CFI is a privately held company based in Southfield, MI. It provides mainly ARCHIBUS/FM products, as well as consulting services and outsourced staffing, but they are no longer an Autodesk distribution partner. BRG – Business Resource Group (“BRG”) is a privately held company based in San Jose, CA, whose primary business is the resale of commercial furniture systems. BRG focuses on the ARCHIBUS/FM product line and provides consulting and implementation services and outsourced staffing. DB Associates, parent company of the wholly owned subsidiary, Facilities Resources, Inc. (“FRI”), focuses primarily on furniture management and warehousing services. We believe FRI is the largest ARCHIBUS/FM partner by volume. We believe that our larger employee pool and well-developed customer base give us advantages over these competitors and will contribute to future growth in this market

Arrangements with Principal Suppliers

Our revenues are primarily derived from the resale of vendor software products and services. These resales are made pursuant to channel sales agreements whereby we are granted authority to purchase and resell the vendor products and services. Under these agreements, we either resell software directly to our customers or act as a sales agent for various vendors and receive commissions for our sales efforts.

We are required to enter into an annual Authorized Channel Partner Agreement with Autodesk, Inc. whereby Autodesk appoints us as a non-exclusive partner to market, distribute, and support Autodesk software products. Collectively with our subsidiaries, we must achieve a yearly minimum revenue in the amount of $300,000 from the sale of Autodesk’s software products in order to be eligible to purchase such products directly from Autodesk. This agreement authorizes us to sell certain software products to certain customers in specific geographic areas of the United States. There are no clauses in this agreement that limit or restrict the services that we can offer to customers.

We have also entered into a Authorized Reseller Agreement with Dassault Systèmes whereby we will market and distribute Dassault’s SmarTeam PLM products in the United States. In connection with this July 2003 arrangement, Dassault provided us with certain financial assistance, including funds to create a dedicated PLM sales force and related marketing efforts.

Customers

We market our products to private companies, public corporations, government agencies, and educational institutions throughout the United States. In the fiscal year ending June 30, 2003, the revenues generated by our top ten customers represented approximately five percent of total revenues, and no single customer accounted for ten percent or more of our consolidated revenues.

Intellectual Property

We regard our technology and other proprietary rights as essential to our business. While we rely on copyright, trade secret, confidentiality procedures, contract provisions, and trademark law to protect our technology and intellectual property. We have also entered into confidentiality agreements with our consultants and corporate partners and intend to control access to, and distribution of our products, documentation, and other proprietary information.

We own several federally registered trademarks, including “AVATECH SOLUTIONS,” and “AVANEWS,” and have a number of trademark applications pending. We have no patents or patent applications pending. We acquired a number of other trademarks as a result of our merger with PlanetCAD.

This Registration Statement on Form S-1 contains trademarks and trade names of Avatech Solutions, Inc. and its affiliates as well as those of other companies. All trademarks and trade names appearing in this report are the property of their respective holders.

Employees

Presently, we have approximately 125 full time employees and two part time employees located in sixteen offices throughout the United States. Many of our current employees formerly were employees of the companies that we acquired. Approximately 36 are located in Maryland, where we have our corporate headquarters, as well as one sales and one training location. Maryland is also the location of our centralized accounting, order processing, and marketing functions. Approximately 48 of our employees are engaged in sales and marketing activities and approximately 44 employees are engaged in service fulfillment.

Our future success depends in significant part upon the continued services of our key sales, technical, and senior management personnel and our ability to attract and retain highly qualified sales, technical, and managerial personnel. None of our employees are represented by collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

Available Information

Our Internet website is www.avatechsolutions.com. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file with or furnish such materials to the SEC.

Our executive offices are located at 11400 Cronridge Drive, Suite A, Owings Mills, Maryland 21117 and our telephone number is (410) 581-8080.

PROPERTIES

Our corporate offices are located in Owings Mills, Maryland where we lease approximately 10,010 square feet of office space, pursuant to a lease which expires on May 31, 2004. These facilities house our executive and primary administrative offices, as well as accounting, order processing operations, IT, sales, and marketing. We also lease office space at the following locations:

Location	Square Footage	Term
California—Roseville *	176	6/15/2004
Colorado—Englewood	5,786	12/31/2008
Colorado—Boulder *	5,573	11/1/2007
Connecticut—Meriden	2,679	12/31/2008
Florida—Tampa	5,300	2/28/2009
Illinois – Westchester	150	6/30/2004
Iowa—Cedar Rapids	2,525	05/31/2006
Iowa—Clive	4,310	04/30/2004
Kentucky—Georgetown	1,150	01/31/2005
Maryland—Owings Mills	10,010	5/31/2004
Minnesota—St. Paul	2,782	03/31/2007
Nebraska—Omaha	5,473	02/29/2008
New Jersey—East Brunswick	3,300	03/31/2004
Texas—Austin	2,125	10/31/2004
Texas—Irving	6,920	01/31/2008
Virginia—Alexandria	280	04/30/2004
Virginia—Richmond	2,250	03/31/2006
Virginia—Virginia Beach	5,000	12/31/2004

*	We no longer maintain offices in these locations, however, our leases have not yet expired.

Not listed are leases for space that we have vacated, if the sublessees’ payments to us defray, in whole or in substantial part, our lease payment obligations.

The commercial real estate market is volatile and unpredictable in terms of available space, rental fees, and occupancy rates and preferred locations. We cannot be certain that additional space will be available when we require it, or that it will be affordable or in a preferred location.

LEGAL PROCEEDINGS

On October 15, 2003, we were sued by Inter-Tel Leasing, Inc. in the District Court in Harris County, Texas (Case No. 03-57866). The suit claims that we defaulted on the lease of equipment from Inter-Tel and demands $149,617 for the rental of the equipment, immediate possession of the leased property, and attorney fees estimated at $29,923.

We filed an answer, a verified denial and an affirmative defense on December 5, 2003 and have demanded that Inter-Tel dismiss the claim against Avatech because Inter-Tel has named the wrong party in this action. Although Spatial Technology, Inc. (“Spatial Technology”), a predecessor of Avatech, on June 2, 2000, entered into a Lease Agreement with Inter-Tel, Inter-Tel agreed on September 9, 2000 to Spatial Technology’s assignment of the Lease Agreement to Spatial Components, LLC (“Spatial Components”). Spatial Components was a wholly owned subsidiary of Spatial Technology, and was sold to Dassault Systemes Corporation in November of 2000. Spatial Components has since changed its name to Spatial Corp.

Inter-Tel is investigating adding Spatial Corp as a defendant, but has not yet taken any action. If Inter-Tel does not dismiss the suit against us, we may file a cross-claim against Spatial Corp. We believe that we have meritorious defenses to this claim, but we are unable to assess our potential liability at this time.

MANAGEMENT

Set forth below is information, as of the date of this Prospectus, with respect to the individuals who serve as our directors and executive officers. For additional information concerning each of these directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management” and “Executive Compensation.”

Name	Age	Position

W. James Hindman	68	Chairman of the Board

Donald “Scotty” Walsh	67	Chief Executive Officer and Director

Beth O. MacLaughlin	52	Chief Financial Officer

Eric L. Pratt	39	President and Chief Operating Officer

Debra Keith	52	Senior Vice President

Edgar Aronson	69	Director

Garnett Y. Clark, Jr.	62	Director

George Cox	68	Director

Eugene J. Fischer	57	Director

There are no family relationships among any of our directors or executive officers.

W. JAMES HINDMAN. Mr. Hindman has been a member of the Board of Directors of Avatech since its inception in 1997. Previously, Mr. Hindman founded Youth Services International, Inc. and served as its Chairman of the Board and Chief Executive Officer from 1991 to 1997. In addition, Mr. Hindman is the founder of Jiffy Lube International, Inc. and served as its Chairman of the Board and Chief Executive Officer from 1980 to 1989. In addition, from 1976 to 1980, Mr. Hindman was the Head Football Coach at Western Maryland College. From 1967 to 1979, he was involved as the founder and President of W.J. Hindman & Associates, Inc., a real-estate development, health care and consulting company that owned and operated 18 nursing home facilities throughout Maryland, Iowa, Illinois and Nebraska. He has served as a member of the boards of directors of his alma mater, Morningside College and the Baltimore Symphony Orchestra.

DONALD R. WALSH. Before joining Avatech as its CEO in December 2002, Mr. Walsh was the Executive Vice President of Business & Network Systems Sales for InterVoice-Brite, Inc., a global leader in the call automation industry, a position he held since August 1999. From July 1997 until the 1999 merger of Brite Voice Systems, Inc. with InterVoice, Inc., Mr. Walsh served as the Executive Vice President of Worldwide Sales for the Brite Voice Systems. Before joining Brite Voice Systems, Mr. Walsh served as President of PSC Information Services, a division of a Philadelphia suburban corporation that provides data processing products and services. Mr. Walsh’s experience also includes 23 years of experience with IBM.

BETH O. MACLAUGHLIN. Ms. MacLaughlin joined Avatech in 1998 as its Controller and was appointed Vice President-Finance, Controller and Interim Chief Financial Officer in August 2003. Prior to joining Avatech in 1998, she served as director of Finance for NRL & Associates, a manufacturing firm, and held responsibilities as a staff accountant for two public accounting firms. She was adjunct professor of accounting at Catonsville Community College and an accounting instructor at Anne Arundel Community College during the period 1995 through 2001. She is a certified public accountant and holds a B.S. in Accounting from the University of Baltimore, where she graduated with cum laude honors in 1994.

ERIC L. PRATT. Mr. Pratt joined Avatech on April 15, 2003 as President and Chief Operating Officer. From 2000 through 2003, he served as Vice President of Business Development for Sonus, Inc. and as Executive Vice President for Sales, Marketing and Professional Services Division of Telecom Technologies, Inc. after Sonus’ merger with Telecom Technologies, Inc. Before that, he served as the Vice President of the Network Services

Division of InterVoice-Brite, Inc. from 1997 to 1999. Mr. Pratt has a BS in Industrial Engineering from Texas Tech University and fourteen years’ sales and management experience in the high-tech and communications sectors.

DEBRA KEITH. Ms. Keith joined Avatech in July of 1998 as a Sales Manager and became Senior Vice President of Sales and Marketing in April 2002. Prior to joining Avatech, Ms. Keith was the Sales Development Manager for Autodesk, Inc. from December of 1994 through July of 1998. From 1979 until 1994, Ms. Keith held various management positions in Auto-trol Technology Corporation of Denver, Colorado, including Business Unit Manager (1992 to 1994) and Senior Account Manager (1987 to 1992).

EDGAR ARONSON. Mr. Aronson joined the board in 2003, and has held a number of executive level positions in investment banking, both domestic and abroad. He founded EDACO, Inc, an oil and gas exploration and development company in New York, NY, in 1981, and has been president since that time. He has served as Chairman of the Board of Dillon Read International from 1979 to 1981. At Salomon Brothers, Mr. Aronson held various positions during his 9-year tenure, including General Partner and Vice President. He was instrumental in the development of Salomon Brothers’ presence in London, England. Mr. Aronson began his career with the First National Bank of Chicago in 1962, holds an M.B.A from Harvard University and served five years as an officer in the U.S. Marine Corps.

GARNETT Y. CLARK, JR. Mr. Clark has served as the President of Clark and Associates, a consulting company specializing in land development, residential real estate and residential construction for twenty-six years. Prior to founding Clark and Associates, Mr. Clark was the president and founder of GYC Group, a residential homebuilding company that he sold on January 1, 2002. Mr. Clark is also a founding director of The Columbia Bank, a major central Maryland bank with headquarters in Columbia, Maryland.

GEORGE COX. Mr. Cox is the managing member of Cox, Ferber & Associates, a certified public accounting firm. Mr. Cox joined the board in August, 2003 and agreed to serve as the chairman of the Audit Committee in September of 2003. Mr. Cox has been the managing member of Cox, Ferber & Associates, a certified public accounting firm, since 1989. Previous to that, he owned George W. Cox & Associates from 1977 to 1989 and worked as an associate and tax partner for Coopers & Lybrand (Price Waterhouse Coopers) from 1962 to 1977. He holds a B.S in Business Administration from American International College in Springfield, Massachusetts. He served in active military service for the U.S. Army for two years.

EUGENE J. FISCHER. Mr. Fischer was a director of PlanetCAD from March 2000 until its merger with Avatech, and currently serves as a director of Avatech and a member of its Executive and Compensation Committees. Mr. Fischer co-founded Capstone Management LLC, a venture capital firm, in July 1995, and is an executive officer in Capstone’s affiliated entities. His investment experience includes Internet, software, health care service and other technology-enabled service companies. Mr. Fischer holds a B.S. from the University of Minnesota and an M.S. from the University of California, Davis.

Certain Relationships and Related Transactions. There are no family relationships among our directors or our executive officers. As of March 1, 2004, W. James Hindman owns approximately 9.0% of our outstanding Common Stock and is the Chairman of our Board of Directors. In August 2002, Mr. Hindman loaned us $500,000 bearing a simple interest rate of 15.0% on the outstanding principal balance, with interest to be paid quarterly, originally scheduled to mature on July 1, 2003. Mr. Hindman agreed to change the simple interest rate to 12.0% on the outstanding principal balance, with interest to be paid quarterly, and also agreed to extend the maturity date for one year, making July 1, 2004 the date of maturity. Furthermore, Mr. Hindman lent us an additional $500,000, which also bears simple interest at a rate of 12.0% on the outstanding principal balance, with interest to be paid quarterly and which will also mature on July 1, 2004. Both of the loans are subordinate to our senior lender and another lender. As additional consideration for these two loans, we issued warrants to Mr. Hindman for a five-year term. Upon execution of the warrants, Mr. Hindman will receive 97,200 shares of our Common Stock for $0.27 per share as consideration. On April, 2004, a $902,000 subordinated note was issued in satisfaction of the prior notes outstanding. This note bears a simple interest rate of 12%, with interest to be paid quarterly, and matures on July 1, 2005.

Pursuant to a written lease dated June 30, 1998, Frank Willson is a member of Saltwater, L.L.C., the landlord of an office building in Virginia Beach, Virginia, in which we are a tenant. We pay $7,915 per month under the lease that runs until December 31, 2004. As of June 30, 2003, Mr. Willson owns approximately 8.8% of our outstanding stock.

Executive Compensation

Summary Compensation Table. The following table includes a summary of the compensation paid to each person who served as our Chief Executive Officer during the fiscal year ending June 30, 2003, our four most highly compensated executive officers whose combined salary and bonus exceeded $100,000 for services rendered during the fiscal year ending June 30, 2003, and up to two persons who would have been included among the four most highly compensated executive officers, had such persons been officers on June 30, 2003. These executive officers are referred to as the “Named Executive Officers.”

The compensation set forth in the table below does not include medical, group life, or other benefits that are available to all of our salaried employees, and perquisites and other benefits, securities, or property that do not exceed the lesser of $50,000 or 10% of the person’s salary and bonus shown in the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year Ending June 30,	Salary ($)	Bonus ($)		Securities Underlying Options (#)	All other Compensation ($)
Henry Felton, Former Chief Executive Officer	2003 2002 2001	$6,559 6,079 6,121	$	— — —	— 38,022 37,839	$	— — —

Donald R. “Scotty” Walsh, Director, Chief Executive Officer	2003 2002 2001	115,880 — —		— — —	150,000 — —		— — —

Debra Keith Senior Vice President, Sales & Marketing	2003 2002 2001	156,755 110,051 84,167		— 10,895 25,000	— 16,740 11,160		— — —

Scott N. Fischer, Former Executive Vice President	2003 2002 2001	179,327 114,696 77,000		— — 7,000	— — 66,960		— — —

V. Joel Nicholson Former Executive Vice President	2003 2002 2001	124,058 127,176 109,596		— — —	— — —		— — —

A. Gary Rever, Chief Financial Officer	2003 2002 2001	120,193 114,696 77,000		— — 7,000	— — 66,960		— — —

Option Grants in Last Fiscal Year. The following table sets forth information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ending June 30, 2003. We granted options to purchase up to a total of 563,253 shares to employees during the year. The table’s percentage column shows how much of that total went to the Named Executive Officers.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees (%)	Exercise Price ($ / Share)	Expiration Date
Donald R. “Scotty” Walsh	150,000	27%	$0.17	December 2, 2012
Henry Felton	—	—	—	—
Scott N. Fischer	—	—	—	—
Debra Keith	—	—	—	—
V. Joel Nicholson	—	—	—	—
A. Gary Rever	—	—	—	—

Option Exercises in Last Fiscal Year. The following table sets forth the number of shares the Named Executive Officers purchased in connection with option exercises during the fiscal year ending June 30, 2003 and the value they realized on those exercises.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End
			Exercisable	Unexercisable
Donald R. “Scotty” Walsh	—	—	5,590	150,000
Henry Felton	—	—	145,467	—
Scott N. Fischer	—	—	—	—
Debra Keith	—	—	11,754	24,849
V. Joel Nicholson	—	—	—	—
A. Gary Rever	—	—	22,320	44,640

Compensation of Directors. Non-employee members of our Board of Directors receive an annual salary of $10,000, payable quarterly, and the chairman of our Audit Committee receives an annual salary of $24,000, also payable quarterly. Non-employee members of committees of our board of directors receive an additional $500.00 for each committee meeting which lasts more than 30 minutes. Our directors may elect to receive $1.20 worth of stock in lieu of each dollar of cash compensation. Each non-employee director also receives an initial grant of 18,000 shares of Avatech stock upon joining the Board, one-third of which vests immediately and the remainder vests in equal installments on the first and second anniversary of the grant date. At the end of each fiscal year, we also grant immediately-vested options to purchase 6,000 shares of stock to our non-employee directors. The exercise price of all non-employee director stock options and the value of stock granted in lieu of cash compensation is the closing price of our common stock on the last business day before the options are granted or shares of stock are issued.

During our fiscal year ending June 30, 2003, each non-employee director received a one thousand dollar payment for each regular board meeting they attend, plus an annual stock option grant covering two thousand shares of Common Stock. In addition, non-employee members of the Audit and Compensation Committees will receive five hundred dollars per scheduled committee meeting they attend that has a duration of more than one hour.

Directors who are Avatech employees do not receive additional compensation for their service as directors.

Compensation Committee Interlocks and Insider Participation. We have a Compensation Committee of our Board of Directors which consists of Messrs. Garnett Y. Clark, Jr., George W. Cox and Eugene J. Fischer. None of these individuals has ever been an officer or employee of Avatech or any of its subsidiaries. During the fiscal year ended June 30, 2003, and in the interim period since, no executive officer of Avatech served as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our Board of Directors.

Report of the Compensation Committee. The Compensation Committee of our Board of Directors, which is composed entirely of independent and non-employee directors, administers the Company’s executive compensation program. The Compensation Committee reviews all of the Company’s executive officers’ compensation arrangements and, in certain cases, recommends compensation arrangements to the Board for approval. The Compensation Committee considers published industry compensation surveys, compensation of executives at comparable companies, current market conditions, and management’s recommendations when it reviews the compensation of individual executive officers.

Compensation Philosophy. The philosophy of the Compensation Committee with respect to executive compensation is to ensure that the interests of management and employees are identical to the interests of the Company’s owners—the shareholders. To that end, the Board has implemented and will continue to implement a compensation strategy that includes base salary and cash bonus, as well as incentive stock options and restricted stock awards which will reward management for adding shareholder value. Base salary has been established at levels which are necessary to attract and retain a high caliber of management, and cash bonuses are designed to provide short-term rewards for current accomplishments. Incentive stock options and restricted stock awards provide management with a long-term investment in the Company, the value of which is dependent upon their success in maximizing shareholder values.

This approach to employee remuneration carries through to salary and incentive compensation for the Company’s non-management personnel, as well. The Company’s 2002 Stock Option Plan, Restricted Stock Award Plan, and Employee Stock Purchase Plan are designed to reward the Company’s valuable employees for their individual contributions to the profitability of the Company and provide them with a long-term interest in the Company’s success.

CEO Compensation. The compensation amounts of Mr. Walsh, as the Chief Executive Officer of the Company was based on the overall performance of the Company and its operating subsidiary, his performance has been measured on objective criteria based on reaching certain financial benchmarks. Mr. Walsh’s employment for the fiscal year ending June 30, 2003 was governed by an employment agreement which ended on June 30, 2003. This agreement could be terminated at will by either party, however, it provided for a severance payment of twelve months’ base salary then in effect if we terminated or substantially modified Mr. Walsh’s employment as a result of a change in control or without cause.

In addition, on December 2, 2002, we awarded Mr. Walsh Incentive Stock Options to purchase 150,000 shares of the Company’s Common Stock at $0.17 per share, which was the fair market value of the Company’s Common Stock on the date of grant, adjusted to reflect the 200% share dividend which was distributed on October 1, 2003 to shareholders of record at September 15, 2003. One-third of the option vests each July 1, 2003, 2004, and 2005, and the Option expires on December 2, 2012. If the Company terminates or substantially modifies Mr. Walsh’s employment as a result of a change in control, all of his unvested stock options will become fully vested. If the Company terminates Mr. Walsh without cause, his stock options do not expire, but become nonqualified options.

It is the intention of the Board to review the Company’s executive compensation structure to insure that the Company has the continued ability to attract and retain the high caliber executive talent. To that end, the Board will take into account salaries of senior management of companies of similar size within the design automation software industry.

Base Salary. Base salary for senior management for fiscal year 2003 was based upon salaries paid to such personnel in the preceding year, as explained above.

Salary Increases and Incentive Bonuses. Salary increases and incentive bonuses for senior management during the terms of their respective employment agreements were dependent on the Company’s financial performance. Executive officers participate in a cash bonus program, which provides for quarterly bonus payments based upon achievement of profitability objectives established at the beginning of each quarter. In the fiscal year ended June 30, 2003, no bonuses were paid under this program as the profitability objectives were not met.

The 2002 Stock Option Plan. To promote the best long-term benefits to the Company and its shareholders, the Company has a 2002 Stock Option Plan (the “Option Plan”) under which directors, officers and employees may be granted awards of stock options. The purpose of the Option Plan is to provide equity-based incentive compensation based on the long-term appreciation in value of the Company’s Common Stock and to promote the interests of the Company and its shareholders by encouraging greater employee and management ownership of the Company’s Common Stock. Most of the options granted or to be granted under the Option Plan vest only over a period of several years, thereby providing a long-term incentive and encouraging a long-term relationship between the employee and the Company. Awards under the Plan have been and will be made to employees who have demonstrated significant management potential or who have the capacity for contributing in a substantial measure to the successful performance of the Company. Currently, a maximum of 3,100,000 shares of Common Stock may be issued under the Option Plan, and options to purchase 623,580 shares of Common Stock are outstanding. As a result of a 1:20 reverse stock split in connection with the merger, a very large number of shares are reserved for issuance under the Option Plan, compared to the number of shares of Common Stock and Common Stock equivalents currently outstanding. Regardless of the share reserve, the Compensation Committee will restrict the number of shares subject to outstanding options to 15% of the number of shares of our Common Stock which are issued and outstanding at any given time.

The Restricted Stock Award Plan. To promote the best long-term benefits to the Company and its shareholders, the Company has a Restricted Stock Award Plan (the “Award Plan”) under which directors, officers and employees may be granted awards of Common Stock subject to vesting and forfeiture provisions. The purpose of the Award Plan is to provide equity-based incentive compensation based on the long-term appreciation in value of the Company’s Common Stock and to promote the interests of the Company and its shareholders by encouraging greater employee and management ownership of the Company’s Common Stock. Most of the options granted or to be granted under the Option Plan vest only over a period of several years or on achievement of significant and predetermined performance benchmarks, providing incentives for employees and management to maintain a long-term relationship with the Company and contribute to its continued growth. Awards under the Plan have been and will be made to employees who have demonstrated significant management potential or who have the capacity for contributing in a substantial measure to the successful performance of the Company. Currently, a maximum of 600,000 shares of Common Stock may be issued under the Restricted Stock Award Plan, and awards of 540,000 shares of Common Stock are outstanding.

The Employee Stock Purchase Plan. To promote the best long-term benefits to the Company and its shareholders, the Company has an Employee Stock Purchase Plan (the “Purchase Plan”) under which employees who are less than 5% shareholders of the company may purchase Common Stock at a 15% discount through salary deductions. The purpose of the Purchase Plan is to provide equity-based incentive compensation based on the long-term appreciation in value of the Company’s Common Stock and to promote the interests of the Company and its shareholders by encouraging greater employee ownership of the Company’s Common Stock. Any full-time employee who has two years of service with the Company is eligible to participate in the Purchase Plan. Currently, a maximum of 300,000 shares of Common Stock may be issued under the Purchase Plan, and 265,932 shares of Common Stock have been purchased. The Company has proposed to increase the number of Shares available for issuance under the Plan to 450,000.

The Compensation Committee,

/s/

Eugene J. Fischer

September 24, 2003

Employment Contracts, Change-in-Control and Indemnification Arrangements. Our executive officers serve at the discretion of our board of directors. However, our executives have signed employment agreements, many of which contain severance provisions that provide for specific cash compensatory arrangements to these employees on termination without cause or in the event of a change in control.

Our agreements with Messrs. Walsh and Pratt provide that if we terminate the executive’s employment without cause or terminate or substantially modify the executive’s employment as a result of a change in control, then the executive will receive a severance payment equal to 12 months’ base salary then in effect. If we terminate substantially modify the executive’s employment as a result of a change in control, all of the executive’s unvested stock options will become fully vested.

Mr. Rever was party to an employment agreement, which provided that if his employment terminated or was substantially modified as a result of a change in control, then he would have been entitled to a severance payment equal to eighteen months’ base salary then in effect. Mr. Rever resigned from his employment effective July 30, 2003.

Our agreement with Ms. Keith and Ms. MacLaughlin provide that either party may terminate the executive’s employment at will. However, if we terminate or substantially modify the executive’s employment as a result of a change in control, then the executive will receive a severance payment equal to six months’ base salary then in effect.

Mr. Felton, who has remained an employee since resigning as Chief Executive Officer, is party to an employment agreement which has a term of six years and which we may terminate only for cause. Mr. Felton’s salary under this agreement is determined each year by the Board of Directors, but may not be less than two thousand dollars per year in any year.

Performance Graph. The SEC requires us to provide a five-year comparison of the cumulative total return on Avatech Common Stock compared with that of a broad equity market index and either a published industry index or an Avatech-constructed peer group index.

The following chart compares the cumulative total stockholder return on Avatech’s Common Stock for the period beginning June 30, 1998 and ending June 30, 2003, with the cumulative total return on the Nasdaq Composite (U.S.) and Nasdaq Computer and Data Processing indices. The comparison assumes $100 was invested on June 30, 1998, in Avatech’s Common Stock and in each of the foregoing indices and assumes reinvestment of any dividends.

Avatech does not make, nor does it endorse, any predictions as to future stock performance.

Value of $100 investment made on June 30, 1998, as of the last closing price prior to the end of fiscal year ending June 30,
	1998	1999	2000	2001	2002	2003
Nasdaq Composite Index	$100	$142	$209	$114	$77	$86
Nasdaq Computer & Data Processing Services Index	$100	$163	$276	$128	$80	$88
Avatech Solutions, Inc.	$100	$247	$210	$27	$11	$1

Security Ownership of Management and Certain Beneficial Owners

The following table shows information known to us with respect to the beneficial ownership of our common stock as of March 1, 2004 by:

•	Each of our current directors executive officers and each of our Named Executive Officers;

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock; and

•	all of our current directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of March 1, 2004 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares	Percent of Shares
Eugene Fischer [1] 11400 – A Cronridge Drive Owings Mills, MD 21117	1,941,197	17.3%

W. James Hindman [2] 11400 – A Cronridge Drive Owings Mills, MD 21117	913,079	9.0%

Henry D. Felton [3] 13001 Dover Road Reisterstown, MD 21136	886,808	9.1%

Frank Willson 3031 Lynnhaven Drive Virginia Beach, VA 23451	830,718	8.8%

Jean Schaeffer 11400 – A Cronridge Drive Owings Mills, MD 21117	786,782	8.3%

Gregory A. Blackwell 1470 N. Pearson Lane Roanoke, TX 76262	639,528	6.7%

George W. Cox [4] 11400 – A Cronridge Drive Owings Mills, MD 21117	493,500	5.2%

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares	Percent of Shares
V. Joel Nicholson [5] 745 N. MacEwen Drive Osprey, FL 34229	471,936	5.0%

Donald Walsh [6] 11400 – A Cronridge Drive Owings Mills, MD 21117	205,590	2.2%

Eric Pratt [7] 11400 – A Cronridge Drive Owings Mills, MD 21117	188,965	2.0%

Garnett Y. Clark, Jr. [8] 11400 – A Cronridge Drive Owings Mills, MD 21117	150,954	1.6%

Scott N. Fischer [9] 2905 Excelsior Springs Court Ellicott City, MD 21042	105,000	1.1%

Debra Keith [10] 11400 – A Cronridge Drive Owings Mills, MD 21117	90,000	*

A. Gary Rever [11] 2204 Eastlake Road Timonium, MD 21093	60,000	*

Edgar D. Aronson [12] 11400 – A Cronridge Drive Owings Mills, MD 21117	7,277	*

Beth O. MacLaughlin 11400 – A Cronridge Drive Owings Mills, MD 21117	—	*

All current directors and executive officers as a group	3,990,562	38.5%

*	Less than one percent.

1.	Mr. Fischer is a member of our Board of Directors. Includes 1,128 shares of Common Stock subject to options that are exercisable within 60 days of March 1, 2004, 196,767 shares of Common Stock held of record by Capstone Ventures SBIC, L.P., 14,250 shares of Common Stock subject to options that are exercisable within 60 days of March 1, 2004 by Capstone, 6,522 shares of vested Restricted Common Stock, 1,000,837 shares of Common Stock issuable on conversion of shares of Series D Convertible Preferred Stock held by Capstone, and 721,693 shares of Common Stock issuable upon exercise of outstanding warrants held by Capstone. Mr. Eugene Fischer is the president of the general partner of Capstone. Mr. Eugene Fischer shares voting and dispositive power with respect to the shares held by Capstone with Barbera L. Santry.

2.	Mr. Hindman serves as Chairman of the Board of Avatech. Includes 19,812 shares of Common Stock subject to stock options that are exercisable within 60 days of March 1, 2004, 314,602 shares of Common Stock issuable upon exercise of outstanding warrants, 326,377 shares of Common Stock issuable on conversion of shares of Series D Convertible Preferred Stock held by Mr. Hindman, and 56,856 shares of Common Stock held by Hindman and Associates, sole proprietorship.

3.	Mr. Felton served as Chief Executive Officer of Avatech until December 2, 2002. Includes 12,000 shares of Common Stock subject to options exercisable within 60 days of March 1, 2004, 162,972 shares of Common Stock issuable on conversion of shares of Series D Convertible Preferred Stock held by Mr. Felton, and warrants to purchase 108,557 shares of Common Stock held by Mr. Felton.

4.	Mr. Cox serves on our Board of Directors. Includes 487,500 shares of Common Stock held by the Hindman Grandchildren’s Trust, of which Mr. Cox is the sole trustee and 6,000 shares of Common Stock subject to options that are exercisable within 60 days of March 1, 2004.

5.	Mr. Nicholson served as an Executive Vice President of Avatech until June 1, 2003. Includes 6,564 shares of Common Stock owned by Mr. Nicholson’s spouse.

6.	Mr. Walsh serves as our Chief Executive Officer and a member of our Board of Directors. Includes 55,590 shares of Common Stock subject to stock options that are exercisable within 60 days of March 1, 2004 and 50,000 shares of Common Stock subject to forfeiture and restrictions which will not expire with respect to all of the shares until June 30, 2004.

7.	Mr. Pratt serves as President and COO of Avatech. Includes 50,010 shares of Common Stock subject to stock options that are exercisable within 60 days of March 1, 2004, 83,401 shares of Common Stock issuable on conversion of shares of Series D Convertible Preferred Stock held by Mr. Pratt, and 55,555 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. Pratt.

8.	Includes 50,041 shares of Common Stock issuable on conversion of shares of Series D Convertible Preferred Stock held by Citigroup Global Markets, Inc. as custodian for the Garnett Y. Clark, Jr. Super Simplified 401(k) Plan, 33,333 shares of Common Stock issuable upon exercise of outstanding warrants held by Citigroup Global Markets, Inc. as custodian for the Garnett Y. Clark, Jr. Super Simplified 401(k) Plan, 33,359 shares of Common Stock issuable on conversion of shares of Series D Convertible Preferred Stock held by Citigroup Global Markets, Inc. as custodian for the Garnett Y. Clark, Jr. SEP IRA, 22,221 shares of Common Stock issuable upon exercise of outstanding warrants held by Citigroup Global Markets, Inc. as custodian for the Garnett Y. Clark, Jr. SEP IRA, and 6,000 shares of Common Stock subject to options that are exercisable within 60 days of March 1, 2004. Mr. Clark exercises sole voting and dispositive power over the shares held by the Garnett Y. Clark, Jr. SEP IRA and the Garnett Y. Clark, Jr. Super Simplified 401(k) Plan.

9.	Mr. Scott Fischer serves as Executive Vice President of Avatech. 60,000 of these shares are subject to forfeiture and restrictions which will not expire with respect to all of the shares until July 15, 2005.

10.	Mrs. Keith serves as Senior Vice President for Strategy and Business Development. 60,000 of these shares are subject to forfeiture and restrictions on transfer which will not expire with respect to all of the shares until July 15, 2005.

11.	Mr. Rever served as Chief Financial Officer of Avatech until July 30, 2003.

12.	Includes 6,000 shares of Common Stock subject to options that are exercisable within 60 days of March 1, 2004.

PLAN OF DISTRIBUTION

This Prospectus covers:

1.	Resales of shares by certain holders of our common stock, who acquired their shares upon conversion of PlanetCAD’s Series B Convertible Preferred Stock at the time of our merger with PlanetCAD in November 2002. These holders were granted registration rights pursuant to which we were contractually obligated to register their shares for resale within 120 days after the closing of the merger.

2.	Resales of shares by certain holders of our common stock, who may acquire their shares upon conversion of our Series D Convertible Preferred Stock or upon exercise of warrants which we issued in connection with the sales of Series D Convertible Preferred Stock. These holders were granted registration rights pursuant to which we are contractually obligated to register their shares for resale within 120 days after the purchase of the Series D Convertible Preferred Stock and Warrants.

California residents who desire to purchase securities that are being offered for sale by selling stockholders of Avatech and which are otherwise covered by this Prospectus must meet any of the following criteria in order to qualify to purchase such securities: (i) a net worth of at least $75,000 and had a minimum gross revenue of $50,000 during each the previous tax year and the current tax year; or (ii) a net worth of $150,000, provided that in either case the investment shall not exceed 10% of the net worth of the investor; or (iii) any investor who has not purchased more than $2,500 of Avatech’s securities in the 12 month period preceding the proposed sale, which includes any shares that are covered by this Prospectus. If Avatech’s transfer agent receives a request by a California resident to transfer title to securities covered by this Prospectus following the purchase thereof, it will not effectuate the transfer of title unless and until the California purchaser provides a letter to the transfer agent certifying with specificity that the prospective purchaser meets at least one of the criteria set forth above.

Resales of shares effectuated pursuant to this Prospectus may occur from time to time at market prices prevailing at the time of sale, at fixed prices, or in privately negotiated transactions. We will not receive any of the proceeds from the sale of such shares.

DESCRIPTION OF SECURITIES

As of the date of Prospectus, we have the authority to issue an aggregate of 23,797,537 shares of capital stock, consisting of 22,500,000 shares of common stock, par value $0.01 per share, and 1,297,537 shares of preferred stock issuable from time to time by the board of directors in one or more classes or series. As of March 19, 2004, there were 9,486,263 shares of our common stock outstanding, 1,297,537 shares of our Series D Convertible Preferred Stock outstanding, and no shares of Series A Junior Participating Preferred Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock authorized or outstanding.

Common Stock

Each holder of our common stock is entitled to attend all special and annual meetings of our shareholders, and to vote upon any matter including, without limitation, the election of directors, properly brought for consideration before the shareholders. The holders of common stock are entitled to one vote for each share held of record. The holders of common stock are entitled to dividends when and as declared by the board of directors from funds legally available to pay such dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock, and the holders of any class or series of stock entitled to participate with such holders, will be entitled to participate in the distribution of any of our assets remaining after we have paid all of our debts and liabilities and after we have paid, or set aside for payment, to the holders an amount equal to the purchase price for, and any accrued and unpaid dividends on, to any future class or series of stock with a liquidation preference over the common stock the preferential amount to which they are entitled. Holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities. All of our outstanding shares of common stock are, and the shares of common stock to be issued on completion of this offering, when issued and paid for as set forth in this Prospectus, will be, fully paid and nonassessable

Preferred Stock

Our Board of Directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, and the number of shares constituting any series. We believe that the availability of preferred stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of common stock, and the authority of our Board of Directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company Our board of directors currently has one class of preferred stock designated under our Charter; the Series D Convertible Preferred Stock. In addition, the board of directors has the authority to designate additional classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our common stock or its market price.

The following is a summary of the material terms of the Series D Convertible Preferred Stock

Par Value. The par value of Series D Convertible Preferred Stock is $0.01 per share.

Number of Shares. We designated 1,297,537 shares of our preferred stock, par value $0.01 as Series D Convertible Preferred Stock, of which 1,297,537 shares of Series D Convertible Preferred Stock are issued and outstanding.

Voting Rights. Each holder of our Series D Convertible Preferred Stock is entitled to attend all special and annual meetings of our shareholders and to vote on all actions to be taken by our shareholders, including, without limitation, the election of directors, and any other matter properly brought for consideration before the shareholders. The holders of Series D Convertible Preferred Stock shall vote together with all other classes and series of our stock, and are entitled to one vote per share of common stock into which the preferred stock is then convertible.

Dividends. The Series D Convertible Preferred Stock is eligible for 10% annual, cumulative dividends, payable quarterly when and as declared by our Board of Directors. These dividends have priority over any declaration or payment of any dividend or other distribution on our Common Stock or any other class or series of stock that is junior to the Series D Convertible Preferred Stock. Dividends on our Series D Convertible Preferred Stock rank pari passu with any other shares of Preferred Stock entitled to participate pari passu with the Series D Convertible Preferred Stock with respect to dividends and are subject to the rights of any series of Preferred Stock that ranks, with respect to dividends, senior to the Series D Convertible Preferred Stock. Currently, there are no outstanding shares of stock that rank senior to or pari passu with the Series D Convertible Preferred Stock.

Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, after payment or provision for payment of the debts and other liabilities and obligations of the Corporation, the holders of Series D Convertible Preferred Stock shall be entitled to receive from the distribution of any of our assets remaining after we have paid all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any future class or series of stock with a liquidation preference over the Series D Convertible Preferred Stock, an amount equal to the purchase price for and any accrued and unpaid dividends on such stock, an amount equal to the original issue price of Series D Convertible Preferred Stock ($0.60 per share) plus an amount equal to all accumulated but unpaid dividends on the Series D Convertible Preferred Stock, pari passu with any other shares of Preferred Stock under the terms of which holders thereof shall be entitled to participate pari passu with the Series D Convertible Preferred Stock.

Conversion Rights. Holders of our Series D Convertible Preferred Stock may convert all, but not less than all, of their shares of Series D Convertible Preferred Stock into shares of our common stock at any time beginning 120 days after the original issuance date of their shares of Series D Convertible Preferred Stock. The first purchasers will be eligible to convert their shares of Series D Convertible Preferred Stock on March 18, 2004 and all of the issued and outstanding shares of Series D Convertible Preferred Stock will become freely convertible by their holders on April 29, 2004. Holders of shares of Series D Convertible Preferred Stock must convert all of their shares of Series D Convertible Preferred Stock if our common stock trades on the NASDAQ National Market System at or in excess of $2.25 per share for 60 consecutive trading days. Our common stock is not currently eligible for trading on the NASDAQ National Market System. We must redeem all of the outstanding shares of Series D Convertible Preferred Stock for its initial purchase price plus any accrued but unpaid dividends if we merge with another corporation.

Each share of Series D Convertible Preferred Stock is convertible into the greatest whole number of shares of common stock obtained by multiplying the number of shares of Series D Convertible Preferred Stock being converted by the original purchase price of each share of Series D Convertible Preferred Stock ($0.60 per share) plus any accrued but unpaid dividends, and divided by the “Conversion Price” in effect at the time of election.

The Conversion Price will be proportionally increased or decreased if we effect a stock dividend, distribution or split. In addition, if we issue common stock or rights to purchase our common stock for consideration of less than the then-existing Conversion Price (a “Diluting Issue”), we must adjust the Conversion Price. However, we do not need to adjust the Conversion Price if we issue common stock in any of the following circumstances:

•	in a registered public offering;

•	in connection with a bank financing;

•	pursuant to an equity compensation plan approved by the Board of Directors; or

•	in the course of a merger or combination approved by a majority of holders of Series D Convertible Preferred Stock.

If we must adjust the Conversion Price for a Diluting Issue, the Conversion Price in effect immediately after the Diluting Issue will be the Conversion Price immediately prior to the Diluting Issue multiplied by a fraction, as follows:

The numerator will be	(1) the number of shares of Common Stock outstanding immediately prior to the Diluting Issue plus (2) the aggregate consideration received by us in the Diluting Issue divided by the Conversion Price in effect immediately prior to the Diluting Issue; and

The denominator will be	the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of common stock issued (or which may be issued pursuant to options, warrants or other rights) in the Diluting Issue.

For the purpose of this calculation, if we issue rights to purchase common stock, such as options or warrants, we must calculate any adjustment as though these rights have been fully exercised and we have received the exercise price of such rights. The number of shares of Common Stock outstanding immediately prior to the Diluting Issue must be calculated as if any convertible securities had been fully converted into shares of common stock and all outstanding options, warrants, and similar rights had been exercised.

Initially, the Conversion Price was $0.30 per share; each share of Series D Convertible Preferred Stock was convertible into two shares of common stock. On January 1, 2004, we issued warrants to purchase a total of 45,000 shares of our common stock at $0.21 per share to the holders of certain notes issued by our wholly-owned subsidiary, Avatech Solutions Subsidiary, Inc. If fully exercised, we would receive approximately $9,450 from the exercise of these warrants and issue 45,000 shares of common stock. These warrants were a Diluting Issue under the terms of the Series D Convertible Preferred Stock, and we adjusted the Conversion Price of the Series D Preferred Stock to approximately $0.2997, as follows:

$9,450

New Conversion Price = $0.30 x	16,079,744 +	0.30

16,079,744 + 45,000

As of the date of this prospectus, the 1,297,537 outstanding shares of Series D Convertible Preferred Stock are currently convertible into 2,597,236 shares of our common stock.

Certain Provisions Relating to a Change of Control

Provisions Related To The Election Of Directors And Stockholder Action. Our certificate of incorporation requires the affirmative vote of two-thirds of the shareholders to remove a director from the board of directors without cause. The certificate of incorporation also provides that our remaining directors may fill any and all board vacancies, unless the remaining directors approve a stockholder vote to fill a vacancy. Our bylaws prohibit less than two-thirds of our shareholders from calling a special meeting, whether for the purpose of replacing directors or for any other purpose. Therefore, a third party interested in taking control of Avatech quickly will not be able to do so unless the third party acquires two-thirds or more of our voting securities at the time of the acquisition. In addition, our certificate of incorporation and bylaws prohibit shareholders from taking action by written consent in lieu of a meeting.

Certain Statutory Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this provision prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; and

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding that owned by the interested stockholder.

A “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person, other than the corporation and any direct or indirect wholly-owned subsidiary of the corporation, who together with the affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own 15% or more of the corporation’s outstanding voting stock.

Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who becomes an interested stockholder in a transaction approved by the corporation’s board of directors.

Securities Authorized for Issuance under Equity Compensation Plans

As of June 30, 2003, we had reserved the following shares of Common Stock for issuance under our equity compensation plans, including the Restricted Stock Award Plan (these figures have been adjusted to account for the 20 for 1 reverse stock split occurring on October 22, 2002 and a 200% stock dividend issued on October 1, 2003 to shareholders of record as of September 15, 2003)

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by shareholders*	554,575	$1.88	4,666,357
Equity compensation plans not approved by shareholders	-0-	N/A	600,000

*	In November 2002, we acquired PlanetCAD in a reverse merger, whereby Avatech became a subsidiary of PlanetCAD, Inc. and PlanetCAD, Inc. changed its name to Avatech Solutions, Inc. As a result, options to purchase PlanetCAD’s common stock, granted by PlanetCAD prior to the merger, are options to purchase our common stock.

We are unable to provide a complete report of the securities to be issued upon exercise of options outstanding under PlanetCAD’s 1998 Non-Officer Stock Option Plan and 1996 Equity Incentive Plan without unreasonable effort and expense. Our management, counsel, and accountants have made all reasonable efforts to discover the number of shares of stock which may be issued on exercise of these outstanding options, including inquires of former PlanetCAD personnel and review of the records available to us without incurring substantial payments to professional who advised PlanetCAD and with whom we have unresolved fee disputes. Our best estimate is that this information, if it exists at all, is in the possession of these professionals.

These outstanding options would have been issued during calendar year 2001, when PlanetCAD’s common stock traded between $0.67 and $9.20. Based on our existing records, PlanetCAD’s disclosures in its annual and quarterly reports and its registration statement on Form S-4, and correspondence between our management and PlanetCAD’s accounting personnel prior to the merger, we believe that options to purchase no more than 567,000 shares of Common Stock could have been outstanding at June 30, 2003. We believe that all of the options which we cannot account for have been forfeited or voluntarily cancelled or have expired. Regardless, due to the substantial difference between the market value of PlanetCAD’s common stock prior to our merger with it and the current market value of our stock, we believe that, if outstanding, these options are unlikely to be exercised. For these reasons, we believe that the omission of information regarding these options is not material.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT

LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters will be passed upon for Avatech by Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., Baltimore, Maryland.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of June 30, 2002 and 2003, and for the years then ended, as set forth in their reports. We’ve included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of Avatech Solutions, Inc. and subsidiaries as of June 30, 2001 and 2000, and for each of the two years in the period ended June 30, 2001, included in this Prospectus have been audited by Walpert and Wolpoff, LLP, independent auditors, as stated in their report appearing herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms at the following locations:

Public Reference Section 450 Fifth Street, N.W. Washington, D.C. 20549	Northeast Regional Office 233 Broadway New York, NY 10279 500	Midwest Regional Office Northwestern Atrium Center West Madison Street, Suite 1400 Chicago, IL 60661

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

We filed a registration statement on Form S-1 to register with the SEC the common stock to be issued or sold hereunder. This Prospectus is a part of our registration statement.

WHAT INFORMATION YOU SHOULD RELY ON

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION DISCUSSED IN THIS PROSPECTUS. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

THIS DOCUMENT IS DATED                         . THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, SHARES OF AVETECH COMMON STOCK OR TO ASK FOR PROXIES, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES.

INDEX TO FINANCIAL STATEMENTS

FOR THE THREE YEARS ENDED JUNE 30, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Avatech Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Avatech Solutions, Inc. and subsidiaries as of June 30, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatech Solutions, Inc. and subsidiaries at June 30, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for goodwill effective July 1, 2002.

/s/ Ernst & Young LLP

Baltimore, Maryland

March 26, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Avatech Solutions, Inc.

We have audited the accompanying consolidated balance sheet of Avatech Solutions, Inc. and subsidiaries as of June 30, 2001 (not included herein), and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatech Solutions, Inc. and subsidiaries at June 30, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Walpert & Wolpoff, LLP

Baltimore, Maryland

March 26, 2004

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$222,562	$540,384
Accounts receivable, less allowance of $112,000 in 2002 and $160,000 in 2003	4,108,372	3,393,123
Inventory	356,013	146,877
Deferred income taxes	373,000	—
Prepaid expenses	113,469	395,189
Other current assets	—	94,258

Total current assets	5,173,416	4,569,831
Property and equipment:
Computer software and equipment	2,664,168	2,925,159
Office furniture and equipment	778,037	760,020
Leasehold improvements	198,002	207,661

	3,640,207	3,892,840
Less accumulated depreciation and amortization	2,889,000	3,255,361

	751,207	637,479
Goodwill	752,920	52,272
Other assets	430,870	12,385

Total assets	$7,108,413	$5,271,967

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	June 30
	2002	2003
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$3,655,902	$5,089,207
Accrued compensation and related benefits	223,919	354,555
Borrowings under line-of-credit	1,422,901	1,634,709
Current portion of long-term debt	500,000	250,000
Deferred revenue	650,511	736,963
Other current liabilities	335,930	325,920

Total current liabilities	6,789,163	8,391,354
Long-term debt	3,282,112	—
Notes payable to related parties	775,000	966,503
Other long-term liabilities	—	363,307
Commitments and contingencies	—	—
Minority interest	—	1,525,000
Stockholders’ deficit:
Preferred stock, $0.01 par value; 1,297,537 shares authorized; 1,000,000 designated as Series C Convertible Preferred Stock; Series C issued and outstanding shares of 172,008 in 2003	—	1,720
Common stock, $0.01 par value; 22,500,000 shares authorized; issued and outstanding shares of 6,662,010 in 2002 and 8,897,874 in 2003	66,621	88,980
Additional paid-in capital	1,654,562	3,242,454
Accumulated deficit	(5,459,045)	(9,307,351)

Total stockholders’ deficit	(3,737,862)	(5,974,197)

Total liabilities and stockholders’ deficit	$7,108,413	$5,271,967

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended June 30
	2001	2002	2003
	(Restated – see Note 4)	(Restated – see Note 4)	(Restated – see Note 4)
Revenues:
Product sales	$18,329,676	$16,619,444	$12,369,846
Service revenue	5,401,091	5,775,045	5,931,623
Commission revenue	3,767,634	4,245,987	4,199,465

	27,498,401	26,640,476	22,500,934
Cost of revenue:
Cost of product sales	12,643,511	11,071,083	8,776,509
Cost of service revenue	3,415,718	3,365,110	3,766,904

	16,059,229	14,436,193	12,543,413

Gross margin	11,439,172	12,204,283	9,957,521
Other expenses:
Selling, general and administrative	10,367,454	11,720,443	12,201,380
Depreciation and amortization	572,430	503,248	411,612
Impairment loss	—	284,766	—

	10,939,884	12,508,457	12,612,992

Operating income (loss)	499,288	(304,174)	(2,655,471)
Other income (expense):
Gain on the extinguishment of debt	—	—	1,960,646
Minority interest	—	—	(94,140)
Interest and other income	60,251	48,171	15,642
Interest expense	(553,180)	(487,230)	(290,373)

	(492,929)	(439,059)	1,591,775

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	6,359	(743,233)	(1,063,696)
Income tax expense (benefit)	7,426	(297,651)	408,072

Loss from continuing operations before cumulative effect of change in accounting principle	(1,067)	(445,582)	(1,471,768)
Income (loss) from operations of discontinued operating segments (including loss on disposal of $354,000 in 2003)	90,403	198,087	(1,856,538)

Income (loss) before cumulative effect of change in accounting principle	89,336	(247,495)	(3,328,306)
Cumulative effect of change in accounting for goodwill	—	—	(520,000)

Net income (loss)	$89,336	$(247,495)	$(3,848,306)
Loss from continuing operations before cumulative effect of change in accounting principle per common share – basic and diluted	$(0.00)	$(0.07)	$(0.18)

Earnings (loss) per common share – basic and diluted	$0.01	$(0.04)	$(0.48)

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

YEARS ENDED JUNE 30, 2001, 2002, AND 2003

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number of Shares	Par Value	Number of Shares	Par Value
Balance at July 1, 2000	—	$—	6,710,385	$67,104	$1,806,741	$(5,300,886)	$(3,427,041)
Issuance of common stock for cash	—	—	6,864	69	26,179	—	26,248
Purchase of common stock from former employees	—	—	(35,073)	(351)	(113,030)	—	(113,381)
Net income for fiscal year 2001	—	—	—	—	—	89,336	89,336

Balance at June 30, 2001	—	—	6,682,176	66,822	1,719,890	(5,211,550)	(3,424,838)
Purchase of common stock from current and former employees	—	—	(20,166)	(201)	(65,328)	—	(65,529)
Net loss for fiscal year 2002	—	—	—	—	—	(247,495)	(247,495)

Balance at June 30, 2002	—	—	6,662,010	66,621	1,654,562	(5,459,045)	(3,737,862)
Issuance of shares of common stock to purchase PlanetCAD, Inc.	—	—	2,235,864	22,359	1,262,641	—	1,285,000
Issuance of warrants in conjunction with notes payable	—	—	—	—	36,288	—	36,288
Issuance of Series C Convertible Preferred Stock for cash	172,008	1,720			288,963		290,683
Net loss for fiscal year 2003	—	—	—	—	—	(3,848,306)	(3,848,306)

Balance at June 30, 2003	172,008	$1,720	8,897,874	$88,980	$3,242,454	$(9,307,351)	$(5,974,197)

See accompanying notes

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30
	2001	2002	2003
Cash flows from operating activities
Net income (loss)	$89,336	$(247,495)	$(3,848,306)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for bad debts	73,893	75,542	118,046
Gain on extinguishment of debt	—	—	(1,960,646)
Depreciation and amortization	694,503	612,918	665,990
Deferred income taxes	—	(373,000)	373,000
Impairment loss	—	285,374	256,864
Cumulative effect of change in accounting principle	—	—	520,000
Write-off of in-process research and development	—	—	282,000
Loss on disposal of property and equipment	1,420	7,575	116,862
Amortization of debt discount charged to interest expense	2,694	3,844	6,325
Changes in operating assets and liabilities:
Accounts receivable	(1,027,531)	893,017	787,249
Inventory	(7,065)	106,647	209,136
Prepaid expenses and other current assets	96,987	190,804	235,997
Accounts payable and accrued expenses	(295,547)	(240,179)	725,490
Accrued compensation and related benefits	(23,439)	(69,862)	109,014
Deferred revenue	14,144	(144,405)	(142,874)
Other current liabilities	29,410	(4,058)	(10,000)

Net cash provided by (used in) operating activities	(351,195)	1,096,722	(1,555,853)
Cash flows from investing activities
Purchase of property and equipment	(394,060)	(258,944)	(273,088)
Proceeds from sale of property and equipment	6,343	10,584	7,325
Proceeds from sale of available-for-sale securities	—	—	625,000
Acquisition costs related to PlanetCAD merger	—	(302,228)	(612,782)
Cash received from PlanetCAD merger	—	—	995,425

Net cash provided by (used in) investing activities	(387,717)	(550,588)	741,880
Cash flows from financing activities
Proceeds from borrowings under line-of-credit	30,977,721	31,166,171	29,490,344
Repayments of borrowings under line-of-credit	(30,244,758)	(31,660,182)	(29,278,536)
Proceeds from issuance of long-term debt	—	—	175,000
Proceeds from issuance of notes payable to related parties	—	—	1,500,000
Repayments of long-term debt	(6,810)	—	(1,000,000)
Proceeds from issuance of common stock	26,248	—	—
Proceeds from issuance of preferred stock	—	—	290,683
Repurchase of common stock	(113,381)	(65,529)	—
Change in other assets	(13,794)	(73,653)	(45,696)

Net cash provided by (used in) financing activities	625,226	(633,193)	1,131,795

Net increase (decrease) in cash and cash equivalents	(113,686)	(87,059)	317,822
Cash and cash equivalents—beginning of year	423,307	309,621	222,562

Cash and cash equivalents—end of year	$309,621	$222,562	$540,384

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business and Basis of Presentation

Avatech Solutions, Inc. provides design automation software, hardware, training, technical support and professional services to corporations, government agencies and educational institutions throughout the United States.

The consolidated financial statements include the accounts of Avatech Solutions, Inc. and its majority-owned subsidiaries. One of the Company’s subsidiaries has issued and outstanding preferred stock, which is accounted for as minority interest. All intercompany accounts and transactions between the Company and its consolidated affiliated companies have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Inventory, consisting of computer software and hardware, is stated at the lower of first-in, first-out cost, or market.

Property and Equipment

Property and equipment is stated at cost. Depreciation for computer software and equipment and office furniture and equipment is provided for by the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the useful life of the asset using the straight-line method.

Impairment of Long-Lived Assets Excluding Goodwill

Long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

1. Summary of Significant Accounting Policies (continued)

Goodwill and Accounting Change

Goodwill is the excess of the purchase price paid over the fair value of the identifiable net assets acquired in purchase business combinations. Prior to July 1, 2002, goodwill was amortized on a straight-line basis over 15 to 20 years. As of July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”). Under Statement 142, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit to which goodwill has been allocated from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess.

The changes in the carrying amount of goodwill for the year ended June 30, 2003 are as follows:

Balance at July 1, 2002	$752,920
Changes in goodwill during the year:
Cumulative effect of a change in accounting principle	520,000
Goodwill impairment of Avatech of Michigan disposal group	180,648

Balance at June 30, 2003	$52,272

As a result of testing goodwill for impairment upon the adoption of Statement 142 as of July 1, 2002, the Company recorded a non-cash impairment charge of $520,000, which is included as a cumulative effect of a change in accounting principle in the consolidated statements of operations. The impairment charge relates solely to Avatech of Michigan, a business unit, which ceased operations in June 2003.

Net income (loss) adjusted to exclude goodwill amortization for the years ended June 30, 2001, 2002 and 2003 are as follows:

	Year ended June 30
	2001	2002	2003
Reported net income (loss)	$89,336	$(247,495)	$(3,848,306)
Goodwill amortization, net of income taxes	87,297	73,000	—

Adjusted net income (loss)	$176,633	$(174,495)	$(3,848,306)

Earnings (loss) per common share, basic and diluted:
Reported net income (loss)	$0.01	$(0.04)	$(0.48)
Goodwill amortization, net of income taxes	0.01	0.01	—

Adjusted net income	$0.02	$(0.03)	$(0.48)

Stock Options and Stock Granted to Employees

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25 “). Under APB No. 25, compensation expense is recorded over the vesting period to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise or acquisition price of the stock or stock-based award. Financial Accounting Standards Board Statement No. 123, Accounting for Stock Based Compensation, (“Statement 123”) encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted.

1. Summary of Significant Accounting Policies (continued)

Stock Options and Stock Granted to Employees (continued)

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation:

	Year Ended June 30
	2001	2002	2003
Net income (loss) as reported	$89,336	$(247,495)	$(3,848,306)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(188,792)	(116,362)	(191,855)

Pro forma net loss	$(99,456)	$(363,857)	$(4,040,161)

Earnings (loss) per common share:
Basic and diluted – as reported	$0.01	$(0.04)	$(0.48)

Basic and diluted – pro forma	$(0.01)	$(0.05)	$(0.49)

To determine the pro forma data as required by Statement 123, the Company used stock option pricing models to measure the fair value of stock options as of the date of grant. For all stock options granted prior to November 19, 2002, the date the Company’s common stock became publicly traded and had a readily determinable market value, the Company used the minimum value method to calculate pro forma compensation expense. For all stock options grated after this date, the Company used the Black-Scholes option pricing model.

The minimum value method calculates the fair value of options as the excess of the estimated fair value of the underlying stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option. The Black-Scholes option pricing model was developed for estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The following are the assumption made in computing the fair value of stock-based awards:

	Year ended June 30
	2001	2002	2003
Risk-free interest rate	5.21%	4.48%	3.03%
Dividend yield	0%	0%	0%
Option life	5 years	5 years	5 years
Stock price volatility	(* )	(*)	1.95
Weighted average fair value of granted options	$2.55	$1.77	$0.86

(*)	Assumption is not applicable under the minimum value method.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition and Accounts Receivable

The Company generates revenue from three sources: the resale of prepackaged software products, professional services and commissions.

Software products are frequently sold in an arrangement that includes implementation services or maintenance services. Maintenance services are limited to help desk support and training. The Company allocates the total arrangement fee among each element based on vendor-specific objective evidence of the relative fair value of each of the elements. The Company limits its assessment of fair value of each element to the price charged when the same element is sold separately.

Revenues for software product sales are recognized as revenue when four criteria are met. These four criteria are (i) a signed purchase order has been obtained (ii) delivery of the software has occurred (iii) the fee is fixed or determinable and (iv) the fee is probable of collection. Software product sales billed and not recognized as revenue are included in deferred revenue. The Company generally does not require collateral. The Company provides a 30-day return policy to its customers. The Company has historically not experienced significant returns, and accordingly, allowances for returned products are not recorded.

Revenues from maintenance services are recognized ratably over the contractual service period. Revenues from implementation and training services are recognized as the services are provided. Advance payments for these services are deferred and recognized in the periods when the services are performed.

The Company also receives commissions from vendors for transactions in which the Company does not take title to the product or have responsibility for the delivery of the services, has no risk of loss for collection, and has acted as an agent or broker. These commissions are recorded as revenue when earned.

Allowance for Doubtful Accounts

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, collection experience, and a lack of concentration of accounts receivable. The Company charges-off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Cost of Product Sales

Cost of product sales includes the costs of purchasing software and hardware from suppliers and the associated shipping and handling costs.

Cost of Service Revenue

Cost of service revenue consists primarily of direct employee compensation and related benefits, the cost of subcontracted services and direct expenses billable to customers. Cost of service revenue does not include an allocation of overhead costs.

Warranty Costs

The Company does not provide for warranty costs for its products as such costs are incurred by the manufacturer of the products.

Advertising Costs

Costs incurred for producing and communicating advertisements are expensed as incurred and included in selling, general and administrative expenses in the accompanying statements of operations. Advertising expenses approximated $412,000, $549,000 and $780,000 for years ended June 30, 2001, 2002 and 2003, respectively.

1. Summary of Significant Accounting Policies (continued)

Business Segment Reporting

The Company’s operating segments are established based on geographical areas managed by location managers and for which discrete financial information is prepared and reviewed by the Company’s chief operating decision maker. These segments are aggregated for segment reporting purposes into one reporting segment because the operating segments have similar economic characteristics and generate revenues from sales of similar products and services to similar types of customers.

Income Taxes

The Company uses the liability method to account for income taxes. Income tax expense includes income taxes currently payable and deferred taxes arising from temporary differences between financial reporting and income tax bases of assets and liabilities. Deferred income taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Split

The Company’s board of directors authorized a three-for-one stock split in the form of a stock dividend to be distributed to stockholders of record on September 15, 2003. All share and per share data included in the consolidated financial statements have been restated to reflect the split.

Recent Accounting Pronouncements

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (Statement 146). Statement 146 supersedes EITF Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Statement 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of Statement 146 is not expected to have a significant effect on the Company’s results of operations and financial position.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. The Interpretation requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The Company currently does not have any investments in variable interest entities and, therefore, will apply the provisions of Interpretation No. 46 prospectively.

2. Supplemental Disclosure of Cash Flow Information

The following significant non-cash investing and financing activities occurred in 2003:

The Company entered into a business combination with PlanetCAD, Inc., whereby assets totaling $2.9 million were acquired and liabilities totaling $0.95 million were assumed in exchange for common stock.

Holders of $1.5 million of subordinated debt converted the debt into preferred stock in one of the Company’s wholly-owned subsidiaries.

The Company paid interest of approximately $533,000, $416,000 and $282,000 in 2001, 2002 and 2003, respectively.

3. Merger with PlanetCAD Inc.

On November 19, 2002, the Company consummated a merger with PlanetCAD Inc., whereby shareholders of the Company exchanged their shares of the Company’s common stock for common stock of PlanetCAD. Upon completion of the merger, the shareholders of the Company owned 75% of the outstanding common stock of PlanetCAD. PlanetCAD develops, markets, and supports cycle time reduction software solutions that integrate engineering processes and data for the manufacturing supply chain. In connection with the merger, options and warrants to purchase the common stock of the Company were converted into options and warrants to acquire common stock of the post-merger entity based on the merger exchange ratio.

For accounting purposes, the Company was deemed to have acquired PlanetCAD, as its shareholders own a majority of the outstanding common stock of the surviving entity. Upon the completion of the merger, the Company had 8,897,874 shares of outstanding common stock, 6,662,010 of which were issued to shareholders of Avatech upon the closing date. The results of operations of PlanetCAD are included in the accompanying 2003 statement of operations since November 1, 2002, or the effective date of the merger. The purchase method of accounting was used to record the acquisition, and the cost of acquiring PlanetCAD of $2.2 million, including estimated acquisition costs of $1.0 million, was assigned to acquired assets and liabilities based on their estimated fair value, as determined by an independent appraisal.

The purchase price allocation to acquired assets and liabilities at the acquisition date is summarized below:

Assets
Cash	$995,000
Accounts receivable	120,000
Investments	625,000
Prepaid expenses and other current assets	611,000
Property and equipment	337,000
Acquired technology and other amortizable intangible assets	216,000

Total assets	2,904,000

Liabilities
Accounts payable and accrued expenses	720,000
Deferred revenue	229,000

Total liabilities	949,000

Cost of net assets acquired, excluding acquired in-process research and development assets of $282,000	$1,955,000

The value allocated to projects identified as in-process research and development of PlanetCAD products was charged to expense immediately following the completion of the merger and is included in the loss from operations of discontinued operating segments in the accompanying 2003 statement of operations. This write-off was necessary because the acquired in-process research and development had not yet reached technological feasibility and has no future alternative uses, and the related products under development may not achieve commercial viability. The value of acquired technology was determined by taking into account risks related to the characteristics and applications of the developed technology, existing and future markets and assessments of the stage of the developed technology’s life cycle. This analysis resulted in a valuation for developed technology that had reached technological feasibility and therefore was capitalized. The developed technology and other intangible assets were amortized on a straight-line basis over 4 to 6 years.

In May 2003, the Company sold the software acquired from PlanetCAD and discontinued the acquired PlanetCAD operations. Accordingly, pro forma operating data of PlanetCAD is not relevant to an understanding of the potential future effects of these operations on consolidated results of operations, and therefore is not presented. See Note 4 for additional information.

4. Discontinued Operations of PlanetCAD and Certain Operating Segments

In June 2003, due to poor operating results, the Company closed three offices in New York, Michigan and Ohio. In August 2003, the Company also closed its California office. These locations were authorized software dealers subject to the Company’s channel partner agreement with its principal supplier. By virtue of these closings, the Company is no longer authorized to market or distribute software products subject to the channel partner agreements in those states. In connection with the closure of these locations, the Company recognized a loss on disposal of approximately $179,000 in June 2003.

In addition, the Company in May 2003 decided to discontinue the PlanetCAD business it acquired in November 2002. These operations were conducted from the Company’s Boulder, Colorado office, which was closed in June 2003. The software product technology developed by PlanetCAD was sold in May 2003 to an unrelated third party in the United Kingdom for $1,200,000. The purchase price is payable in cash by the purchaser as follows (i) $40,000 at closing, (ii) $200,000 in five monthly installments of $40,000 from July 2003 through November 2003, (iii) 50% of monthly revenues generated by the purchaser from the acquired assets from December 2003 through May 2005, not to exceed $960,000, and (iv) any unpaid balance in June 2005. As of June 30, 2003, the Company has received minimal cash from the sale of the PlanetCAD software products, and significant uncertainties exist surrounding the ability of the purchaser to ultimately make the required payments. Accordingly, the consideration from the sale of the PlanetCAD assets is being recorded as it is received. The Company recorded a loss on disposal of approximately $175,000 in June 2003.

These discontinued operations were components of the Company as their operations and cash flows were clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The operations and cash flows of the components have been eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the components. Accordingly, the historical results of operations of these components are presented in the accompanying consolidated statements of operations as a separate component of operations classified as discontinued operations. The consolidated statements of operations for the years ended June 30, 2001, 2002 and 2003 have been restated to conform to this presentation.

Summarized operating results of the discontinued operations are as follows:

	Year ended June 30
	2001	2002	2003
Revenue:
Reseller locations	$3,373,077	$3,172,111	$1,585,320
PlanetCAD Operations	—	—	659,153
Total revenue	$3,373,077	$3,172,811	$2,244,473

Pre-tax income (loss):
Reseller locations	$90,403	$198,087	$61,770
PlanetCAD locations	—	—	(1,564,308)

Total pre-tax income (loss)	$90,403	$198,087	$(1,502,538)

5. Borrowings Under Line-of-Credit

The Company maintained until September 2003 a revolving line-of-credit agreement with a financial institution payable within 60 days of demand by the lender. The credit extended under this financing agreement was limited to the lesser of $2 million or 75% of the Company’s aggregate outstanding eligible accounts receivable. The balance outstanding under this line-of-credit was $1,634,709 at June 30, 2003. Borrowings under this line-of-credit accrued interest at the prime rate plus 1.5% and were secured by the assets of the Company. In addition, the bank had the right to restrict any prepayment of other indebtedness by the Company. Because the interest rate adjusted with changes in the prime rate, the estimated fair value of the borrowings under the line of credit was equal to the carrying amount.

5. Borrowings Under Line-of-Credit (continued)

On September 11, 2003, the Company entered into a loan and security agreement with another lending institution, which replaces the existing revolving credit facility. The new loan agreement provides for a $2.0 million revolving line of credit that is payable within 60 days of demand by the lender. The credit extended under this new arrangement is limited to the lesser of $2.0 million or 75% of the Company’s aggregate outstanding eligible accounts receivable and expires in September 2006. Borrowings under this line-of-credit bear interest at the prime rate plus 2% and are secured by the assets of the Company.

6. Long-Term Debt and Gain on the Extinguishment of Debt

At June 30, 2002, the Company was obligated to one of its suppliers under a note agreement in the amount of $2.96 million, bearing interest at 6.5% per annum. The note required interest only payments through September 30, 2001, with subsequent quarterly payments of principal and interest of $621,311 until maturity in December 2002. In August 2002, the Company entered into an agreement to extinguish the outstanding $2.96 million debt for a cash payment of $1.0 million and compliance with certain non-financial covenants. The Company obtained the $1.0 million payable to the lender from borrowings from a director and shareholder and from PlanetCAD Inc., each in the amount of $500,000. These borrowings totaling $1.0 million accrued interest at 15% per annum. The loan from the director and shareholder was repaid on May 28, 2003. The loan from PlanetCAD was due at the earlier of (i) the date on which Avatech became unable or refused to complete the merger, or (ii) July 1, 2003. As described in Note 3, the Company completed its merger with PlanetCAD on November 19, 2002, at which time the $500,000 loan from PlanetCAD was eliminated in consolidation.

The gain on the extinguishment of the debt of $1.96 million was recorded in August 2002 upon the settlement of the $2.96 million note for cash of $1.0 million and compliance with certain non-financial covenants.

Additionally, the Company at June 30, 2002 had outstanding $1,600,000 of 10% subordinated notes and issued another $175,000 of 10% subordinated notes during 2003. In connection with the merger with PlanetCAD, Inc. approximately $1,525,000 of the subordinated notes were converted into 610,000 shares of preferred stock of a subsidiary on November 19, 2002. The $250,000 of remaining outstanding subordinated notes had their maturity dates extended to January 1, 2004. Accordingly, these subordinated notes are presented as current portion of long-term debt at June 30, 2003. The notes bear interest at rates ranging from 10% to 12% per annum to be paid quarterly until maturity. The notes are fully subordinated to the payment of senior indebtedness (line-of-credit) of the Company. In connection with extending the maturity dates, noteholders were issued stock purchase warrants to purchase 45,000 shares of common stock. Of these 45,000 shares, 15,000 shares are exercisable for $0.35 per share and 30,000 shares are exercisable for $0.17 per share. The warrants expire on January 1, 2004, and were determined to have an insignificant fair value. Accordingly, no value was ascribed to these warrants in the accompanying financial statements.

On May 28, 2003, the Company issued a $1.0 million senior subordinated note to a director and shareholder. The note was issued in consideration for cash of $500,000 and satisfaction of a $500,000 note issued in August 2002. The notes accrue interest at a rate of 12% per annum, with quarterly interest payments due commencing September 1, 2003, and mature on July 1, 2004. In connection with the notes, the director and shareholder received warrants to purchase 97,200 shares of the Company’s common stock. The warrants are exercisable for $0.27 per share and expire on June 1, 2008. The warrants were valued at $36,288, an estimate based on the Black-Scholes option pricing model. The estimated fair value of the warrants was recorded as additional paid-in capital and the notes have been recorded net of a discount of $36,288. This discount is being amortized using the interest method and recorded as additional interest expense over the term of the notes. At June 30, 2003, the balance outstanding under the promissory notes is $966,503.

The fair value of long-term debt at June 30, 2003 approximates its carrying value.

7. Preferred Stock

The Company has authorized 1,297,537 shares of preferred stock with a par value of $0.01 per share. At June 30, 2003, the Company had designated 1,000,000 shares of the authorized preferred stock as Series C Convertible Preferred Stock, of which 172,008 shares are outstanding with the following terms:

Redemption Feature

The preferred stock is redeemable in the event that the Company is engaged in a business combination that is approved by the board and subsequently submitted and approved by a vote of the Company’s shareholders. Any director who holds shares of the Series C Convertible Preferred Stock is not eligible to vote on the proposed business combination. The redemption price is $1.69 per share plus an amount equal to all declared and unpaid dividends accrued on such shares since the original issue date.

Voting Rights

Each holder of the preferred stock shall vote together with all other classes and series of stock of the Company as a single class on all actions. Each share shall entitle the holder to one vote per share on each such action.

Dividend Rate

The holders of the preferred stock are entitled to receive cumulative, quarterly dividends of $0.04225, when and as declared by the Board of Directors.

Conversion Feature

The preferred stock is convertible at any time beginning 120 days after the original issuance date at the option of the holder and automatically converts into common stock if the common stock trades for more than $6.76 per share for 60 consecutive trading days on the NASDAQ national market system.

Each share of preferred stock is convertible into shares of common stock by multiplying the appropriate conversion rate in effect by the number of shares of preferred stock being converted. Currently, the conversion rate is three shares of common stock for each share of Series C Convertible Preferred Stock; however, this rate may be adjusted again due to stock splits, dividends, and other events defined in the stock purchase agreement.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, the holders of Series C Convertible Preferred Stock are entitled to receive for each share, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to $1.69 per share plus all accumulated but unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders are insufficient to permit the payment of the preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the preferred stockholders.

8. Minority Interest

The Company has issued convertible preferred stock through one of its subsidiaries. The preferred stock accrues dividends at a rate of 10% per annum. Dividends may be paid each quarter from available cash of the subsidiary beginning October 1, 2002. The dividends on the subsidiary’s preferred stock are recorded as minority interest expense in the consolidated statement of operations. All accrued but unpaid dividends must be paid in cash at or before a liquidation event as defined in the preferred stock agreement. Each share of preferred stock will automatically convert into 3.3 shares of common stock of the parent upon the earlier of (i) 24 months from the issuance of the preferred stock or (ii) immediately preceding a liquidation event. On all matters submitted to the stockholders of the Company, the holders of the shares of Preferred Stock vote together as a single class on a one share, one vote basis. The preferred stock is presented as minority interest in the accompanying balance sheet at June 30, 2003.

9. Earnings Per Share

Basic earnings (loss) per common share is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share include the potential dilution that would occur from common shares issuable upon the exercise of outstanding stock options and warrants. Basic and diluted earnings (loss) per common share are equal for all years presented because the assumed exercise of options and warrants is antidilutive.

The following summarizes the computations of basic and diluted earnings per share:

	Year ended June 30
	2001	2002	2003
	(restated)	(restated)	(restated)
Numerator used in basic and diluted earnings (loss) per common share:
Loss from continuing operations before cumulative effect of change in accounting principle	$(1,067)	$(445,582)	$(1,471,768)
Income (loss) from discontinued operations, net of income taxes	90,403	198,087	(1,856,538)
Cumulative effect of change in accounting for goodwill	—	—	(520,000)

Net income (loss)	$89,336	$(247,495)	$(3,848,306)

Denominator:
Weighted average shares outstanding	6,662,568	6,674,979	8,028,030
Earnings (loss) per common share:
Loss from continuing operations before cumulative effect of change in accounting principle	$(0.00)	(0.07)	$(0.18)
Income (loss) from operations of discontinued operations, net of income taxes	0.01	0.03	(0.24)
Cumulative effect of change in accounting principle	—	—	(0.06)

Earnings (loss) per common share, basic and diluted	$0.01	$(0.04)	$(0.48)

10. Stock Purchase Warrants

As of June 30, 2003, the Company has outstanding warrants to purchase common stock. A summary of these warrants is as follows:

Number of Shares	Exercise Price	Expiration Date
97,200	$ 0.27	June 2008
180,000	$43.33	February 2005
18,750	$ 6.67	June 2004
37,500	$83.33	June 2004
15,000	$ 0.35	January 2004
30,000	$ 0.17	January 2004
18,105	$ 0.01	November 2003
3,000	$ 1.92	July 2003

399,555

11. Employee Stock Compensation Plans

The Board of Directors may grant options under four stock option plans to purchase shares of the Company’s common stock at a price not less than the fair market value of the stock at the grant date. The Avatech Solutions, Inc. 2000 Stock Option Plan and the Avatech Solutions, Inc. 2002 Stock Option Plan are the only plans with significant stock option awards available for grant. All plans provide for the granting of either qualified or non-qualified stock options to purchase an aggregate of up to 1,580,250 shares of common stock to eligible employees,

11. Employee Stock Compensation Plans (continued)

officers, and directors of the Company. Most options granted under the plans vest in three equal installments on the anniversary date of the grant over a three-year period.

A summary of stock option activity and related information is included in the table below:

	Year ended June 30
	2001		2002		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	306,120	$3.81	445,491	$3.81	775,950	$3.81
Granted	196,812	3.81	472,092	3.81	482,442	2.78
Exercised	—	—	—	—	—	—
Forfeited	(57,441)	3.81	(141,633)	3.81	(224,431)	6.40
Cancelled	—	—	—	—	(479,575)	3.79

Outstanding at end of year	445,491	$3.81	775,950	$3.81	554,386	$1.88

Exercisable at end of year	208,122	$3.81	422,283	$3.81	281,713	$3.28

Weighted-average remaining contractual life		8.8 Years		8.7 Years		7.4 Years

Stock Option Cancellation Program

In April 2003, the Company offered its employees a voluntary option to surrender and cancel certain outstanding stock option agreements. Under the terms of the arrangement, the employee, if still employed, will receive an equivalent number of stock options six months and a day after the specific cancellation periods. In conjunction with this arrangement, the Company cancelled stock option agreements for the purchase of 479,575 shares of common stock. Any options granted in future periods subject to these agreements will have exercise prices equal to the then fair value of the Company’s common stock, and will vest over periods up to 36 months.

Employee Stock Purchase Plan

Effective May 1, 1998, the Company adopted the 1998 Employee Stock Purchase Plan for all employees meeting certain eligibility requirements. Under the Plan, employees may purchase shares of the Company’s common stock, subject to certain limitations, at 85% of its market value as determined by the Board of Directors. Purchases are limited to 10% of an employee’s eligible compensation. The Board of Directors authorized the suspension of this Plan in March 2000. During 2000, the Company sold approximately 56,430 shares to employees under this Plan.

The Plan does not contain a provision requiring the Company to repurchase shares from terminated employees. The Company elected to purchase 35,073 shares for $113,381 in 2001 and 20,166 shares for $65,529 in 2002 from former employees.

Restricted Stock Award Plan

In March 2003, the Company’s Board of Directors approved the Avatech Solutions, Inc. Restricted Stock Award Plan. Employees and consultants of the Company are eligible to receive stock awards under this plan if they are already shareholders or hold options to purchase shares of common stock. Additionally, officers or directors of the Company are eligible to receive restricted stock awards regardless of any pre-existing ownership of common stock or stock options. Vesting for restricted stock awards granted under this plan may vary, but awards will generally vest based on continued service of the recipient or achievement of specific performance goals. The Company has reserved 600,000 shares of common stock for issuance under the Restricted Stock Award Plan. No awards were granted as of June 30, 2003.

12. Shares Reserved for Future Issuance

At June 30, 2003, the Company has reserved 4,925,829 shares of common stock for future issuance upon the exercise of any stock options granted under the Company’s four stock option plans, exercise of outstanding stock purchase warrants, issuance of restricted stock awards, and the conversion of preferred stock.

13. Impairment Loss

In fiscal year 2002, the Company determined that the goodwill and other long-lived assets of one of its subsidiaries were likely impaired due to recurring operating losses and changes in the estimates of the future estimated cash flows from these operations over the remaining amortization period. The Company determined that the carrying value of these assets exceeded their estimated fair values by $285,374 and recorded an impairment loss in that amount. The fair value of the long-lived assets was determined using discounted cash flows over the remaining estimated useful life of the assets. Of the recorded impairment loss of $285,374, $283,000 related to goodwill and the remainder related to fixed assets.

14. Income Taxes

Income tax expense (benefit) includes current state income taxes of $7,426, $77,806, and $35,072 for 2001, 2002, and 2003, respectively. In 2002 a federal deferred income tax benefit of $373,000 was recorded. This benefit resulted from a reduction in the valuation allowance for deferred tax assets due to expected taxable income resulting from the $1.96 million gain from the extinguishment of debt in the first quarter of 2003. In 2003, the Company incurred unexpected operating losses and increased the valuation allowance for the net deferred tax assets by $373,000 recorded in 2002.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2002	2003
Deferred tax assets:
Net operating loss carryforward	$1,855,344	$2,244,412
Allowance for doubtful accounts	43,214	25,184
Accrued vacation pay	—	3,738
Book over tax depreciation	77,341	52,758

Total deferred tax assets	1,975,899	2,326,092
Valuation allowance for deferred tax assets	(1,602,899)	(2,326,092)

Net deferred tax assets	$373,000	$—

The Company has recorded a valuation allowance for its deferred tax assets due to the inability to conclude that it is more likely than not that these assets will be realized from future taxable income.

The Company’s provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate of 34%, as summarized in the table below.

	Year ended June 30
	2001	2002	2003
Expected federal income tax expense (benefit) from continuing operations at 34%	$2,162	$(252,699)	$(361,657)
Expenses not deductible for income tax purposes	22,913	150,358	14,074
State income taxes, net of federal benefit	8,580	(24,601)	23,100
Change in valuation allowance for deferred tax assets	(26,229)	(170,709)	732,555

	$7,426	$(297,651)	$408,072

At June 30, 2003, the Company has net operating loss carryforwards totaling approximately $5.6 million, which will begin to expire in 2012. Certain net operating loss carryforwards at June 30, 2003 are related to subsidiaries of the Company, and are available only to offset future taxable income of those subsidiaries.

15. Commitments and Contingencies

Operating Leases

The Company leases certain office space and equipment under noncancellable operating lease agreements that expire in various years through 2006, and generally do not contain significant renewal options. The Company also leases one office location from an entity controlled by a stockholder under a noncancellable operating lease, which expires in December 2003. Future minimum payments under all noncancellable operating leases with initial terms of one year or more consisted of the following at June 30, 2003:

	Related Party	Other	Total
Year ended June 30:
2004	$39,162	$652,914	$692,076
2005	—	301,902	301,902
2006	—	193,890	193,890
2007	—	185,760	185,760
2008	—	99,108	99,108

Total minimum lease payments	$39,162	$1,443,574	$1,472,736

Rent expense consisted of the following for the years ended June 30:

	2001	2002	2003
Office space	$1,066,818	$1,162,344	$1,085,858
Equipment	69,132	40,361	14,695

	$1,135,950	$1,202,705	$1,100,553

Rent expense for the years ended June 30, 2001, 2002 and 2003 included amounts paid to related parties of approximately $83,000, $85,000 and $90,000, respectively.

Agreements with Executives

The Company has entered into agreements with three executives that provide for payments of eighteen months of salary and immediate vesting of all stock options not previously vested upon termination of the executive or change in control of the Company. At June 30, 2003, the total contingency was approximately $566,000.

16. Employee Benefit and Incentive Compensation Plans

Effective January 1, 1998, the Company adopted the Avatech Solutions, Inc. 401(k) Retirement Savings Plan and Trust (the “Plan”). The Plan is a defined contribution plan, which covers substantially all employees of the Company, or its wholly-owned subsidiaries, who have attained age 21 and have completed 6 months of service. Participants may elect to contribute from 1% to 15% of eligible annual compensation to the Plan. Maximum salary deferrals are currently $10,000 per year. The Company will match 25% of the participant salary deferrals up to 6% of a participant’s compensation for all participants employed on the last day of the Plan year. The Company may also make discretionary profit-sharing contributions to the Plan for all participants who are employed on the last day of the Plan year. The total amount recorded by the Company as expense during the years ended June 30, 2001, 2002 and 2003 was approximately $79,000, $62,000 and $78,000, respectively.

17. Significant Supplier

Approximately 87%, 92% and 67% of the Company’s inventory purchases for the years ended June 30, 2001, 2002 and 2003, respectively, were from one vendor and approximately 81% and 60% of accounts payable at June 30, 2002 and 2003, respectively, were due to this vendor. Approximately 90% of the Company’s total product revenues are related to this suppliers products.

18. Subsequent Events

Restricted Stock Awards

On July 15, 2003, the Company granted 420,000 shares of restricted stock to several of its officers. Of the shares granted, 270,000 vested immediately and the remaining 150,000 shares vest over two years. The quoted market price of the common stock at July 14, 2003 was $0.17 per share, resulting in compensation expense to be recorded over the vesting period of approximately $70,000.

Agreement with Strategic Partner

On July 22, 2003, the Company entered into a marketing and channel distribution agreement with a strategic partner. Under this agreement, Avatech will provide marketing, distribution and related services for the partner’s products. In connection with this agreement, the strategic partner has agreed to fund certain marketing costs incurred by the Company. Additionally, the arrangement provides for a loan by the strategic partner to fund working capital needs related to the distribution of these products.

The terms of the loan agreement provide for a loan of $1,500,000 funded in two payments. Initial funding of $1,000,000 occurred on July 25, 2003. The remaining $500,000 of funding was provided on February 5, 2004 after the Company met certain marketing and distribution milestones. The loan agreement provides for repayment of principal plus interest at 6% per annum in thirty-five equal quarterly installments commencing in January 2005. The Company is required to meet certain financial and non-financial covenants in connection with this agreement.

19. Liquidity and Capital Resources

During 2003, the Company incurred significant losses from its operations that depleted its capital resources. These losses were incurred primarily due to unexpected declines in revenue and losses and costs related to the acquisition of PlanetCAD Inc. In response, management has taken actions to close under-performing offices, significantly reduce overhead to improve operating efficiency, initiate new revenue programs and obtain additional financing. In November 2003, the Company issued preferred stock for cash proceeds of $390,000. Management believes that the actions it has taken to date will allow the Company to aggressively pursue its business plan and return to profitability in the near term.

Based on an evaluation of the likely cash generated from operations in the near term and available capital resources, management believes that it has sufficient sources of working capital to fund its operations in the normal course of business through at least June 30, 2004.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2003	December 31, 2003
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$540,384	$486,549
Accounts receivable, less allowance of $160,000 at June 30, 2003 and $136,000 at December 31, 2003	3,393,123	3,874,382
Inventory	146,877	186,487
Prepaid expenses	395,189	469,032
Other current assets	94,258	107,318

Total current assets	4,569,831	5,123,768
Property and equipment:
Computer software and equipment	2,925,159	2,869,085
Office, furniture and equipment	760,020	604,522
Leasehold improvements	207,661	207,661

	3,892,840	3,681,268
Less accumulated depreciation and amortization	3,255,361	3,225,188

	637,479	456,080
Goodwill	52,272	52,272
Other assets	12,385	69,486

Total assets	$5,271,967	$5,701,606

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	June 30, 2003	December 31, 2003
	(audited)	(unaudited)
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$5,089,207	$4,672,045
Accrued compensation and related benefits	354,555	381,880
Borrowings under line-of-credit	1,634,709	1,683,370
Notes payable to related parties	—	885,420
Current portion of long-term debt	250,000	77,500
Deferred revenue	736,963	611,037
Other current liabilities	325,920	298,927

Total current liabilities	8,391,354	8,610,179
Long-term debt	—	1,172,500
Notes payable to related parties	966,503	—
Other long-term liabilities	363,307	322,286
Commitments and contingencies	—	—
Minority interest	1,525,000	1,525,000
Stockholders’ deficit:
Series C Convertible Preferred Stock, $0.01 par value; 1,000,000 shares authorized and 172,008 issued at June 30, 2003 and -0- shares authorized and issued at December 31, 2003	1,720	—
Series D Convertible Preferred Stock, $0.01 par value; -0- shares authorized and issued at June 30, 2003 and 1,297,537 shares authorized and issued at December 31, 2003	—	12,975
Common stock, $0.01 par value; 22,500,000 shares authorized; 8,897,874 and 9,478,464 shares issued and outstanding at June 30, 2003 and December 31, 2003, respectively	88,980	94,785
Additional paid-in capital	3,242,454	3,769,983
Accumulated deficit	(9,307,351)	(9,806,102)

Total stockholders’ deficit	(5,974,197)	(5,928,359)

Total liabilities and stockholders’ deficit	$5,271,967	$5,701,606

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended December 31,
	2002	2003
	(unaudited and restated)	(unaudited)
Revenues:
Product sales	$6,055,329	$8,688,397
Service revenue	3,036,328	2,760,177
Commission revenue	1,927,428	2,284,811

	11,019,085	13,733,385

Cost of revenue:
Cost of product sales	4,138,400	6,414,849
Cost of service revenue	1,809,839	1,553,255

	5,948,239	7,968,104

Gross margin	5,070,846	5,765,281
Other expenses:
Selling, general and administrative	5,767,097	5,718,505
Depreciation and amortization	230,189	149,626

	5,997,286	5,868,131

Operating loss	(926,440)	(102,850)

Other income (expense):
Gain on the extinguishment of debt	1,960,646	—
Minority interest	(17,891)	(76,250)
Interest and other income	11,960	4,293
Interest expense	(157,233)	(161,697)

	1,797,482	(233,654)

Income (loss) from continuing operations before income taxes	871,042	(336,504)
Income tax expense	403,000	21,000

Income (loss) from continuing operations	468,042	(357,504)
Loss from operations of discontinued operating segments	(295,695)	(141,247)

Net income (loss)	172,347	(498,751)
Preferred stock dividends	—	17,379

Net income (loss) attributable to common stockholders	$172,347	$(516,130)

Earnings (loss) from continuing operations per share, basic and diluted	$0.06	$(0.04)

Earnings (loss) per common share, basic and diluted	$0.02	$(0.06)

Shares used in computation	7,172,370	9,177,399

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock
	Series C		Series D		Common Stock		Additional Paid-In Capital
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value		Accumulated Deficit	Total
Balance at July 1, 2003	172,008	$1,720	—	$—	8,897,874	$88,980	$3,242,454	$(9,307,351)	$(5,974,197)
Issuance of restricted common stock as compensation					580,590	5,805	60,692		66,497
Conversion of Series C Convertible Preferred Stock into Series D Convertible Preferred Stock	(172,008)	(1,720)	484,487	4,845			(3,125)		—
Issuance of Series D Convertible Preferred Stock and warrants to purchase common stock			813,050	8,130			479,700		487,830
Preferred stock dividends							(17,379)		(17,379)
Issuance of warrants							7,641		7,641
Net loss								(498,751)	(498,751)

Balance at December 31, 2003	—	$—	1,297,537	$12,975	9,478,464	$94,785	$3,769,983	$(9,806,102)	$(5,928,359)

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31,
	2002	2003
	(unaudited)
Cash flows from operating activities
Net income (loss)	$172,347	$(498,751)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Provision for bad debts	44,565	55,336
Gain on extinguishment of debt	(1,960,646)	—
Depreciation and amortization	313,642	149,626
Deferred income taxes	373,000	—
Write-off of in-process research and development	282,000	—
Non-cash stock compensation expense	—	66,497
(Gain) Loss on disposal of property and equipment	(3,532)	14,121
Non-cash interest expense	1,920	29,529
Changes in operating assets and liabilities:
Accounts receivable	363,623	(536,595)
Inventory	50,619	(39,610)
Prepaid expenses and other current assets	(394,748)	(86,903)
Accounts payable and accrued expenses	742,899	(417,162)
Accrued compensation and related benefits	(16,988)	27,325
Deferred revenue	60,661	(125,926)
Other current liabilities	(165,924)	(26,993)
Other long-term liabilities	—	(41,021)

Net cash used in operating activities	(136,562)	(1,430,527)

Cash flows from investing activities
Cash received in merger, net of acquisition costs	343,445	—
Purchase of property and equipment	(75,811)	(28,525)
Proceeds from sale of property and equipment	3,532	46,177

Net cash provided by investing activities	271,166	17,652

Cash flows from financing activities
Proceeds from borrowings under line-of-credit	13,618,320	15,066,775
Repayments of borrowings under line-of-credit	(13,607,019)	(15,011,110)
Proceeds from issuance of debt	1,175,000	1,000,000
Proceeds from issuance of preferred stock	—	389,999
Payment of preferred stock dividends	—	(17,379)
Repayments of long-term debt	(1,000,000)	—
Change in other assets related to financing costs	(1,612)	(69,245)

Net cash provided by financing activities	184,689	1,359,040

Net change in cash and cash equivalents	319,293	(53,835)
Cash and cash equivalents - beginning of period	222,562	540,384

Cash and cash equivalents - end of period	$541,855	$486,549

See accompanying notes.

AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2003

1. Basis of Presentation

Avatech Solutions, Inc. (the “Company”) provides design automation software, hardware, training, technical support and professional services to corporations, government agencies and educational institutions throughout the United States.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions to Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules or regulations. The interim financial statements are unaudited, but reflect all adjustments (consisting of normal recurring accruals), which are, in management’s opinion, necessary to present a fair statement of results of the interim periods presented. These financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003. Operating results for the three and six months ended December 31, 2003 are not necessarily indicative of results for any future period.

The consolidated financial statements include the accounts of Avatech Solutions, Inc. and its majority owned subsidiaries. One of the Company’s subsidiaries has issued and outstanding preferred stock, which is accounted for as minority interest. All intercompany accounts and transactions between the Company and its consolidated affiliated companies have been eliminated in consolidation.

2. Recent Accounting Pronouncements

FASB Interpretation No. 46

In December 2003, the FASB revised Interpretation No. 46, Consolidation of Variable Interest Entities, and postponed the effective date for certain variable interests. The objective of FASB Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. It requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The Company currently does not have any interests in variable interest entities and, therefore, the adoption of FASB Interpretation No. 46 during 2003 did not have an impact on the Company’s financial position or results of operations.

FASB Statement No. 150

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the issuer to classify a financial instrument that is within the scope of the standard as a liability if the financial instrument embodies an obligation of the issuer. Effective July 1, 2003, the Company adopted the provisions of Statement No. 150, which did not have any impact on its financial position or results of operations.

3. Discontinued Operations of Certain Operating Segments

In June 2003, due to poor operating results, the Company closed a total of three offices located in New York, Michigan and Ohio. These locations were authorized software dealers subject to the Company’s channel partner agreement with its principal supplier. By virtue of these closings, the Company is no longer authorized to market or distribute software products subject to the channel partner agreements in those areas.

3. Discontinued Operations of Certain Operating Segments (continued)

Additionally, the Company closed another office located in California in August 2003, which was also an authorized software dealer for which the Company is no longer authorized to market or distribute software products subject to the channel partner agreement with its principal supplier. In connection with the closing of the California office in August 2003, the Company did not incur a gain or loss.

The discontinued operations were components of the Company as the operations and cash flows were clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The operations and cash flows of the components have been eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the components. Accordingly, the historical results of operations of these components are presented in the accompanying consolidated statements of operations as a separate component of operations classified as discontinued operations. All interim periods in fiscal year 2003 have been restated to conform to this presentation.

Summarized operating results of the discontinued operations are as follows:

	Six months ended December 31,
	2002	2003
Revenue	$1,281,674	$71,721
Net income (loss)	$(295,695)	$(141,247)

4. Debt and Gain on Extinguishment of Debt

On September 11, 2003, the Company entered into a revolving line-of-credit agreement with a financial institution which expires September 2006, but is payable within 60 days of demand by the lender. This line of credit replaced the borrowing facility for $2.0 million that previously existed. The credit extended under this financing agreement is limited to the lesser of $2.0 million or 75% of the Company’s aggregate outstanding eligible accounts receivable. Borrowings under this line-of-credit bear interest at the higher of 7.5% or the prime rate plus 2.0% and are secured by the assets of the Company. In addition, the bank has the right to restrict any prepayment of other indebtedness by the Company.

In November 2003, the lender temporarily raised the credit limits to the lesser of $2.5 million or 75% of the Company’s eligible accounts receivable. These credit terms will revert back to the original $2.0 million limit in February 2004. The balance outstanding under this line-of-credit was $1.7 million at December 31, 2003.

On July 22, 2003, the Company entered into a marketing and channel distribution agreement with a software developer. Under this agreement, Avatech will provide marketing, distribution and related services for the developer’s products. In connection with this agreement, the software developer has agreed to fund certain marketing costs incurred by the Company. Additionally, the arrangement provides for a loan by the software developer to fund working capital needs related to the distribution of these products.

The terms of the loan agreement provide for a loan of $1,500,000 funded in two payments. Initial funding of $1,000,000 occurred on July 25, 2003. The remaining $500,000 of funding was provided on February 5, 2004. The loan agreement provides for repayment of principal plus interest at 6% per annum in thirty-five equal quarterly installments commencing in January 2005. The Company is required to meet certain financial and non-financial covenants in connection with this agreement.

4. Debt and Gain on Extinguishment of Debt (continued)

At June 30, 2002, the Company was obligated to one of its suppliers under a note agreement in the amount of $2.96 million, bearing interest at 6.5% per annum. In August 2002, the Company entered into an agreement to extinguish the outstanding $2.96 million debt for a cash payment of $1.0 million and compliance with certain non-financial covenants. The gain on the extinguishment of the debt of $1.96 million was recorded in August 2002.

On January 1, 2004, the Company retired or refinanced $250,000 of subordinated notes payable. The Company paid $51,000 in cash to retire certain notes and issued new subordinated notes totaling $199,000. The new notes mature on July 1, 2005, with installment payments totaling $26,000 due on July 1, 2004. In conjunction with this refinancing, the Company issued 45,000 warrants to purchase common stock for $0.21 per share. These warrants expire on July 1, 2005 and were valued at $7,300.

5. Employee Stock Compensation Plans

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Under APB No. 25, compensation expense is recorded over the vesting period to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise or acquisition price of the stock or stock-based award. Financial Accounting Standards Board Statement No. 123, Accounting for Stock Based Compensation (“Statement 123”) encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statement if the fair value method is not adopted.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation.

	Six Months Ended December 31,
	2002	2003
Net income (loss), as reported	$172,347	$(498,751)
Add: Stock-based employee compensation cost included in net income (loss), net of taxes	—	56,350
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(402,683)	(57,258)

Pro forma net income (loss)	$(230,336)	$(499,659)

Net income (loss) per common share:
Basic and diluted — as reported	$0.02	$(0.06)

Basic and diluted — pro forma	$(0.03)	$(0.06)

5. Employee Stock Compensation Plans (continued)

A summary of stock option activity during the six months ended December 31, 2003 and related information is included in the table below:

	Options	Weighted- average Exercise Price
Outstanding at July 1, 2003	554,386	$1.88
Granted	838,865	0.42
Forfeited	(210,399)	3.71

Outstanding at December 31, 2003	1,182,852	$0.50

Exercisable at December 31, 2003	259,084	$0.78

Weighted-average remaining contractual life	8.8 Years

Stock Option Cancellation Program and Fiscal Year 2004 Grants

In April 2003, the Company offered its employees a voluntary option to surrender and cancel certain outstanding stock option agreements. Under the terms of the arrangement, the employee, if still employed, was eligible to receive an equivalent number of stock options six months and a day after the specific cancellation periods with an exercise price equal to the market value of the common stock on the grant date. On November 4, 2003, the Company issued 274,486 options under this cancellation program that will vest over periods up to 24 months.

Employee Stock Purchase Plan

On September 24, 2003 the Company amended the Employee Stock Purchase Plan. The Plan allows for the board to provide offering periods, not to exceed 27 months in duration, to employees owning less than 5% of the total combined voting power or value of all classes of stock of the Company. Common shares sold under the Plan shall not exceed in the aggregate 450,000 shares. As of December 31, 2003, common stock sold under the Plan totaled 265,932 shares.

The Company initiated a six-month offering commencing January 1, 2004. Employees eligible to participate under the plan can accumulate funds, up to 15% of their compensation, to purchase common stock through payroll deductions. At the conclusion of the offering, shares will be purchased on behalf of the employees at a price per share equal to the lower of 85% of the quoted market value of the common stock on the first or last day of the offering.

Restricted Stock Award Plan

In July 2003, the Company issued 540,000 shares of restricted common stock with a quoted market value of $0.163 share, to certain officers as compensation. The common stock is restricted based on various vesting periods ranging from twelve to twenty-four months. Compensation expense for these awards of $93,000 is being recognized over the vesting period. The issuance resulted in compensation expense totaling $56,000 for the six months ended December 31, 2003.

6. Stock Dividend

The Company’s board of directors authorized a three-for-one stock split in the form of a stock dividend, which was distributed to stockholders of record as of September 15, 2003 on October 1, 2003. All share and per share data included in the consolidated financial statements have been restated to reflect the stock split.

7. Preferred Stock

In the second quarter of fiscal year 2004, in connection with a Series D Convertible Preferred Stock (“Series D”) issuance, shareholders of Series C Convertible Preferred Stock were given the option to convert their shares to Series D Convertible Preferred Stock. On December 31, 2003, 172,008 shares of Series C Convertible Preferred Stock, representing all outstanding shares, were converted into 484,487 shares of Series D.

The Company also issued 813,050 shares of Series D for cash proceeds totaling $390,000 and a reduction in notes payable to a related party of $97,000. In connection with the issuance of Series D, 1.7 million warrants were granted to preferred shareholders. The warrants entitle the holder to purchase common stock at an exercise price of $0.45 per share during the warrant exercise period, not to exceed one year after the date of issuance.

The Series D Convertible Preferred shares outstanding at December 31, 2003 totaled 1,297,537, and were issued with the following terms:

Redemption Feature

The preferred stock is redeemable in the event that the Company is engaged in a business combination that is approved by the board of directors and subsequently submitted and approved by a vote of the Company’s shareholders. Any director who holds shares of Series D is not eligible to vote on the proposed business combination. The redemption price is $0.60 per share plus an amount equal to all declared and unpaid dividends accrued on such shares since the original issue date.

Voting Rights

Each holder of the preferred stock shall vote together with all other classes and series of stock of the Company as a single class on all actions. Each share shall entitle the holder to one vote per share of common stock into which the preferred stock is then convertible on each such action.

Dividend Rate

The holders of the Series D are entitled to receive cumulative dividends at a rate of 10.0% per annum when and as declared by the Board of Directors. Dividends are paid quarterly to preferred shareholders.

Conversion Feature

The preferred stock is convertible at any time beginning 120 days after the original issuance date at the option of the holder and automatically converts into common stock if the common stock trades for more than $2.25 per share for 60 consecutive trading days in such market.

Each share of preferred stock is convertible into shares of common stock by multiplying the appropriate conversion rate in effect by the number of shares of preferred stock being converted. Currently, the conversion rate is two shares of common stock for each share of Series D; however, this rate may be adjusted due to stock splits, dividends, and other events defined in the stock purchase agreement.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, the holders of Series D are entitled to receive for each share, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to $0.60 per share plus all accumulated but unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders are insufficient to permit the payment of the preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the preferred stockholders.

8. Stock Purchase Warrants

As of December 31, 2003, the Company has outstanding warrants to purchase common stock. A summary of the warrants is as follows:

Number of Shares	Exercise Price	Expiration Date
45,000	$0.01	August 2013
97,200	$0.27	June 2008
45,000	$0.21	July 2005
180,000	$43.33	February 2005
1,007,823	$0.45	December 2004
722,220	$0.45	November 2004
37,500	$83.33	June 2004
18,750	$6.67	June 2004

2,153,493

9. Earnings Per Share

Basic earnings (loss) per common share is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share include the potential dilution that would occur from common shares issuable upon the exercise of outstanding stock options and warrants and the conversion of preferred stock. Basic and diluted earnings (loss) per common share are equal for all years presented because the assumed conversion of preferred stock and exercise of options and warrants is antidilutive.

The following summarizes the computations of basic and diluted earnings (loss) per share:

	Six Months Ended December 31,
	2002	2003
Numerator used in basic and diluted earnings (loss) per common share:
Income (loss) from continuing operations	$468,042	$(357,504)
Less: preferred stock dividends	—	(17,379)

Income (loss) from continuing operations available to common stockholders	468,042	(374,883)
Income (loss) from discontinued operations, net of income taxes	(295,695)	(141,247)

Net income (loss) attributable to common stockholders	$172,347	$(516,130)

Denominator:
Weighted average shares outstanding	7,172,370	9,177,399

Earnings (loss) per common share:
Income (loss) from continuing operations	$0.06	$(0.04)
Income(loss) from operations of discontinued operations, net of income taxes	$(0.04)	$(0.02)

Earnings (loss) per common share, basic and diluted	$0.02	$(0.06)

10. Income Taxes

Income tax expense for the six months ended December 31, 2002 and 2003 was $403,000 and $21,000, respectively. In August 2002, the Company realized a $1.96 million taxable gain from the extinguishment of certain debt, which resulted in a net deferred tax asset of $373,000 being recorded at June 30, 2002. During the six months ended December 31, 2002, the Company recorded deferred income tax expense of $373,000 related to the estimated reduction in deferred tax assets in fiscal year 2003. This increase in deferred income tax expense, coupled with certain state tax expense, resulted in the income tax expense for the six months ended December 31, 2002. For the six months ended December 31, 2003, income tax expense related solely to estimated state tax expense for the period.

11. Liquidity and Capital Resources

During 2003, the Company incurred significant losses from its operations that depleted its capital resources. These losses were incurred primarily due to unexpected declines in revenue and losses and costs related to the acquisition of PlanetCAD Inc. In response, management has taken actions to close under-performing offices, significantly reduce overhead to improve operational efficiency, initiate new revenue programs and obtain additional financing. Management believes that the actions it has taken will allow the Company to aggressively pursue its business plan and return to profitability in the near term.

Based on an evaluation of the likely cash to be generated from operations in the near term and available capital resources, management believes that it has sufficient sources of working capital to fund its operations in the normal course of business through at least July 1, 2004.

12. Contingencies

The Company is a defendant in a lawsuit filed by a vendor for alleged breach of contract. The suit asks for actual damages totaling $178,000. Legal counsel engaged by the Company has advised that at this stage in the proceedings, they cannot offer an opinion as to the probable outcome, and accordingly, no amounts have been accrued at December 31, 2003. The Company believes the suit is without merit and is vigorously defending its position.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13:	Other Expenses of Issuance and Distribution:

The following table sets forth the fees and expenses, other than any underwriting discounts and commissions incurred by us in connection with the issue and distribution of the common stock being registered. Items marked with asterisks (*) are estimated fees as of the date of this filing.

Item	Cost
Accounting Fees	$15,000	*
Costs of Printing	$5,000	*
Legal Fees	$50,000
Registration Fees	$249.47
Federal Taxes	$0
State Taxes and Fees	$0
Trustees’ and Transfer Agents’ Fees	$0
Expenses Borne by Security Holder	$0
Premium on Indemnification Policy	$0

Item 14:	Indemnification of Directors and Officers

Under Delaware General Corporation Law, a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Although Delaware General Corporation Law permits a corporation to indemnify any person referred to above against expenses (including attorney fees) that are actually and reasonably incurred by such person (“Expenses”), in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification for such expenses is only permitted to the extent that the Court of Chancery, or the court in which the action or suit was brought, determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the Court of Chancery, or such other court, deems proper.

The determination, with respect to a person who is a director of officer at the time of such determination, as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of the directors who are not parties to such action, suit, or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Delaware General Corporation Law also provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit, or proceeding covered by the statute, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. In addition, Delaware General Corporation

Law provides for the general authorization of advancements of a director’s or officer’s litigation expenses, subject to an undertaking by such person to repay any such advancement if such person is ultimately found not to have been entitled to reimbursement for such expenses and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Avatech’s Restated certificate of incorporation provides that Avatech shall indemnify its directors, officers, employees, and agents to the fullest extent permitted by Delaware General Corporation Law. Avatech also is authorized to secure insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, Avatech maintains liability insurance for the benefit of its directors and officers.

Item 15:	Recent Sale of Unregistered Securities

On April 7, 2003, we issued 131,299 shares of our Series C Convertible Preferred Stock for an aggregate purchase price of $221,895 to “accredited investors” as defined by Rule 501 of the Securities Act. On April 8, 2003, we issued an additional 14,792 shares of our Series C Preferred Stock for an aggregate purchase price of $24,998, on April 18, 2003 we issued an additional 20,000 shares of our Series C Preferred Stock for an aggregate purchase price of $33,800, and on May 7, 2003 we issued 5,917 shares of Series C Preferred Stock for an aggregate purchase price of $10,000. Each of these issuances was to accredited investors.

Our Series C Preferred Stock is convertible at any time beginning 120 days after the date of purchase and must be converted if our shares trade for more than $6.76 per share for sixty consecutive trading days on the NASDAQ national market system. We must redeem this stock under certain circumstances involving a business combination approved by the Board of Directors. All past sales of our Series C Preferred Stock were made in reliance upon the exemption in Section 4(2) of the Securities Act of 1933 for sales to accredited investors only. The Commission has asserted our filing of a registration statement on March 26, 2003 covering resales of the common stock into which the Series C Convertible Preferred Stock is convertible (even though a shelf registration with no distribution of a preliminary prospectus and, therefore, no offers to resell common stock having been made) may have constituted “general advertising,” thereby precluding our reliance on the section 4(2) exemption. We offered each purchaser to date the right to rescind his purchase and all elected not to do so.

On May 28, 2003, we issued warrants to an “accredited investor” to purchase 97,200 shares of our common stock in exchange for his agreement to extend the repayment date of our existing $500,000 obligation to him until July 1, 2004 at a 12% rate of interest and to advance an additional $500,000 on the same terms. These warrants carry a purchase price of $0.27 per share and expire on June 1, 2008. Because the issuance was to an “accredited investor” within the meaning of Rule 501 under the Securities Act, the offer and sale of these securities were exempt from registration under Rule 506 of the Securities Act.

On June 1, 2003, we issued 10% subordinated notes for an aggregate $150,000 due on January 1, 2004 and warrants to purchase 45,000 shares of our common stock to “accredited investors” in exchange for these investors’ agreement to cancel existing 10% subordinated notes for an aggregate $150,000 due on July 1, 2003. These warrants carry a purchase price of $0.35 per share and expire on July 1, 2004. On the same date, we issued 12% subordinated notes for an aggregate $100,000 due on January 1, 2004 to accredited investors in exchange for those investors’ agreement to cancel existing 10% subordinated notes for an aggregate $100,000 due on July 1, 2003. Because these issuances were to “accredited investors” within the meaning of Rule 501 under the Securities Act, the offer and sale of these securities were exempt from registration under Rule 506 of the Securities Act.

Between November 19, 2003 and December 31, 2003, we issued 1,297,537 shares of our Series D Convertible Preferred Stock in exchange for a prepayment of $97,831 towards the principal of a pre-existing indebtedness to the purchasing stockholder, the surrender of 172,008 outstanding shares of Series C Convertible Preferred Stock, and aggregate cash proceeds of $390,000 to sixteen “accredited investors” as defined by Rule 501 of the Securities Act and one non-accredited investor who was advised by a “purchaser representative” as defined by Rule 501 of the Securities Act. Our Series D Preferred Stock is convertible into common stock at any time beginning 120 days after the date of purchase and must be converted if our shares trade for more than $2.25 per share for sixty consecutive trading days on the NASDAQ national market system. We must redeem this stock under certain circumstances involving a business combination approved by the Board of Directors. These investors also received warrants to purchase in aggregate 1,730,043 shares of our common stock at $0.45 per share, which expire one year from the purchase date of the Series D Convertible Preferred Stock.

On January 1, 2004, a consolidated subsidiary issued 10% subordinated notes for an aggregate total of $135,000 due on July 1, 2005 to three “accredited investors” in exchange for these investors’ agreement to cancel existing 10% subordinated notes for an aggregate total of $150,000 due on December 31, 2003 and cash totaling $15,000 in aggregate. Two of these 10% notes require an interim payment of $15,000 in aggregate, due on July 1, 2004. Each of these investors also received warrants to purchase 15,000 shares of our common stock at $0.21 per share, which expire on July 1, 2005.

Also on January 1, 2004, the same subsidiary issued 12% subordinated notes for an aggregate total of $63,750 due on July 1, 2005 to three “accredited investors” in exchange for those investors’ agreement to cancel existing 12% subordinated notes for an aggregate total of $75,000 due on December 31, 2003 and cash in the aggregate amount of $11,250. These 12% notes require an interim payment of $11,250 in aggregate, due on July 1, 2004.

Because these issuances were to “accredited investors” within the meaning of Rule 501 under the Securities Act and a non-accredited investor who we believe, with the advice of his purchaser representative, has knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of our Series D Convertible Preferred Stock, the offer and sale of these securities were exempt from registration under Rule 506 of the Securities Act.

Item 16:	Exhibits and Financial Schedules

(a)	Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger [a]

3.1	Restated Certificate of Incorporation [b]

3.2	First Amendment to Restated Certificate of Incorporation [b]

3.3	Reverse Split Amendment to Restated Certificate of Incorporation [a]

3.4	Amendment of PlanetCAD’s Certificate of Incorporation to change the name of PlanetCAD, Inc. to Avatech Solutions, Inc. [a]

3.5	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock[c]

3.6	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock [d]

3.7	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock [e]

3.8	Certificate of Amendment to Certificate of Designation of Series C Convertible Preferred Stock[f]

3.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock[f]

3.10	Certificate of Elimination of Series A Junior Participating Preferred Stock[f]

3.11	Certificate of Elimination of Series C Convertible Preferred Stock [f]

3.12	Certificate of Amendment to Certificate of Designation of Series D Convertible Preferred Stock [f]

3.13	By-Laws [b]

5.1	Opinion of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.*

10.01	Autodesk Authorized Channel Partner Agreement by and among Avatech Solutions, Inc. and Autodesk, Inc. effective as of February 1, 2004[f]

10.02	Loan Agreement by and between Avatech Solutions Subsidiary, Inc. and a Strategic Partner dated July 22, as amended (portions of this exhibit have been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment) [g]

10.03	Security Agreement by and between Avatech Solutions Subsidiary, Inc. and a Strategic Partner dated July 22, 2003 (portions of this exhibit have been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment) [g]

10.04	Demand Promissory Note by and between Avatech Solutions Subsidiary, Inc. and Key Bank and Trust in the amount of $2,000,000 dated September 11, 2003 [g]

10.05	Loan and Security Agreement by and between Avatech Solutions Subsidiary, Inc. and Key Bank and Trust dated September 11, 2003 [g]

10.06	Master Lease Agreement by and between Allstate Leasing, Inc. and Avatech Solutions, Inc. dated July 17, 2001[a]

10.07	Form of Promissory Note, principal amount $500,000.00, issued by Avatech Solutions, Inc. in favor of W. James Hindman dated May 28, 2003 [g]

10.08	Warrants to purchase up to 32,400 shares of Common Stock issued by Avatech to W. James Hindman dated May 28, 2003[g]

10.09	Affidavit and Discharge of Indebtedness by W. James Hindman [g]

10.10	Form of 10% Subordinated Note with attached Warrant issued by Avatech Solutions, Inc. to certain note holders in connection with Avatech Solutions Subsidiary, Inc.’s 1998 $2,600,000 Subordinated Debt Offering, dated January 1, 2004[f]

10.11	Form of 12 % Subordinated Note issued by Avatech Solutions, Inc. to certain note holders in connection with Avatech Solutions Subsidiary, Inc.’s 1998 $2,600,000 Subordinated Debt Offering dated January 1, 2004[f]

10.12	Form of Purchase Agreement for Series D Convertible Preferred Stock[f]

10.13	2002 Stock Option Plan [a]

10.14	Restricted Stock Award Plan [e]

10.15	Employment Agreement by and between Debra Keith and Avatech Solutions, Inc. dated as of April 4, 2003[g]

10.16	Employment Agreement by and between Eric L. Pratt and Avatech Solutions, Inc. dated April 15, 2003 [h]

10.17	Employment Agreement by and between Scott N. Fischer and Avatech Solutions, Inc. dated as of March 17, 2003 [g]

10.18	Consulting Agreement by and between V. Joel Nicholson and Avatech Solutions, Inc. effective as of June 1, 2003 [h]

10.19	Employment Agreement by and between Donald R. “Scotty” Walsh and Avatech Solutions, Inc. dated July 1, 2003 [g]

10.20	Letter Agreement by and between Henry D. Felton and Avatech Solutions, Inc. dated August 21, 2003 [g]

21.1	Subsidiaries of the Registrant[k]

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Walpert and Wolpoff, LLP *

23.3	Consent of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A. (included in exhibit 5.1)*

24.1	Power of Attorney*

*	Filed herewith

a.	Incorporated by reference to our Registration Statement on form S-4 filed on May 30, 2002, File No. 333-89386.

b.	Incorporated by reference to our Registration Statement on form SB-2 filed on November 21, 2000, File No. 333-50426.

c.	Incorporated by reference to our Registration Statement on form 8-A filed on March 11, 2002, File No. 001-31265.

d.	Incorporated by reference to our Current Report on form 8-K, filed on May 28, 2002, File No. 001-31265.

e.	Incorporated by reference to our Amended Registration Statement on form S-1, filed on April 11, 2003, File No. 333-104035.

f.	Incorporated by reference to our Quarterly Report on form 10-Q, filed on February 13, 2004, File No. 001-31265.

g.	Incorporated by reference to our Annual Report on form 10-K, filed on October 3, 2003, File No. 001-31265.

h.	Incorporated by reference to our Amended Registration Statement on form S-1, filed on June 4, 2003, File No. 333-104035.

k.	Incorporated by reference to our Registration Statement on form S-1, filed on March 26, 2003, File No. 333-104035.

(b)	Financial Statement Schedules

Schedule II: Avatech Solutions, Inc. and Subsidiaries Valuation and Qualifying Accounts

		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts – describe		Deductions – describe		Balance at end of period
Year Ended June 30, 2003:
Deducted from assets accounts:
Allowance for doubtful accounts:	$112,000	$118,000	$53,000	(2)	$(123,000	)(1)	$160,000
Year Ended June 30, 2002:
Deducted from assets accounts:
Allowance for doubtful accounts:	$212,000	$76,000	$—		$(176,000	)(1)	$112,000
Year Ended June 30, 2001:
Deducted from assets accounts:
Allowance for doubtful accounts:	$282,000	$7,000	$—		$(77,000	)(1)	$212,000

(1)	Uncollectible accounts written off, net of recoveries.

(2)	Allowance recorded upon acquisition.

REPORT OF ERNST & YOUNG LLP ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders

Avatech Solutions, Inc.

We have audited the consolidated financial statements of Avatech Solutions, Inc. and subsidiaries as of June 30, 2002 and 2003, and for the years then ended, and have issued our report thereon dated March 26, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Baltimore, Maryland

March 26, 2004

REPORT OF WALPERT & WOLPOFF, LLP ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders

Avatech Solutions, Inc.

We have audited the consolidated financial statements of Avatech Solutions, Inc. and subsidiaries as of June 30, 2001, and for the year then ended, and have issued our report thereon dated March 26, 2004 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Walpert & Wolpoff, LLP

Baltimore, Maryland

March 26, 2004

Item 17:	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c. To include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold t the termination of the offering.

4. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus in sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on April 6, 2004.

AVATECH SOLUTIONS, INC.

By:	/s/

Donald R. “Scotty” Walsh Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed on March 30, 2004 by the following persons in the capacities indicated:

Name	Title	Date

/s/ Donald “Scotty” Walsh	Chief Executive Officer and Director	April 6, 2004

/s/ Beth O. MacLaughlin	Chief Financial Officer	April 6, 2004

/s/ W. James Hindman	Chairman of the Board	April 6, 2004

By: Beth MacLaughlin, Attorney-in-Fact

/s/ Edgar D. Aronsom	Director	April 6, 2004

By: Beth MacLaughlin, Attorney-in-Fact

/s/ Garnett Y. Clark, Jr.	Director	April 6, 2004

By: Beth MacLaughlin, Attorney-in-Fact

/s/ George Cox	Director	April 6, 2004

By: Beth MacLaughlin, Attorney-in-Fact

/s/ Eugene J. Fischer	Director	April 6, 2004

By: Beth MacLaughlin, Attorney-in-Fact